Exhibit 99.6

~~REDACTED VERSION~~Confidential

Bryan Cave Draft 5/17/17

ARRANGEMENT AGREEMENT

AMONG

 PRIVET FUND MANAGEMENT LLC

- AND -

~~HYTERA COMMUNICATIONS CO., LTD.~~IRIS HOLDINGS, INC.

- AND -

~~HYTERA PROJECT~~IRIS CANADA ACQUISITION CORP.

- AND –

NORSAT INTERNATIONAL INC.

~~March 24,~~May [  ], 2017

Table of Contents

		Page

ARTICLE I INTERPRETATION		~~1~~2

1.1	Definitions	~~1~~2
1.2	Interpretation Not Affected by Headings	14
1.3	Number and Gender	~~14~~15
1.4	Date for Any Action	15
1.5	Currency	15
1.6	Accounting Matters	15
1.7	Knowledge	15
1.8	Schedules	15
1.9	Other Definitional and Interpretive Provisions	15

ARTICLE II THE ARRANGEMENT		16

2.1	Arrangement	16
2.2	Interim Order	16
2.3	The Company Meeting	17
2.4	The Company Circular	18
2.5	Final Order	19
2.6	Court Proceedings	~~19~~20
2.7	Stock Options	20
2.8	Restricted Share Units	~~20~~21
2.9	Performance of the Purchaser	~~20~~21
2.10	Effective Date	21
2.11	Payment of Consideration by Purchaser	~~21~~22
2.12	Tax Withholdings and Other Source Deductions	~~21~~22
2.13	Elections Regarding Options	~~21~~22
2.14	Dividends, etc.	22

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		22

3.1	Representations and Warranties of the Company	22
3.2	Company Disclosure Letter	~~22~~23
3.3	Survival of Representations and Warranties of the Company	~~22~~23

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER		~~22~~23

4.1	Representations and Warranties of the Parent and the Purchaser	~~22~~23
4.2	Survival of Representations and Warranties of the Parent and the Purchaser	23

ARTICLE V COVENANTS OF COMPANY, THE PARENT AND THE PURCHASER		23

5.1	Interim Covenants of the Company	23

Table of Contents (continued)

5.2	Covenants of Company Regarding the Performance of Obligations	~~26~~27
5.3	Covenants of Parent ~~and~~, the Purchaser and Privet Regarding the Performance of Obligations	~~28~~29
5.4	Mutual Covenants	~~29~~30
5.5	Securityholder Communications	~~30~~31
5.6	Privacy	~~30~~31

ARTICLE VI CONDITIONS		~~31~~32

6.1	Mutual Conditions Precedent	~~31~~32
6.2	Additional Conditions Precedent to the Obligations of the Parent and the Purchaser	~~31~~33
6.3	Additional Conditions Precedent to the Obligations of the Company	~~33~~34
6.4	Satisfaction of Conditions	~~34~~35

ARTICLE VII ADDITIONAL AGREEMENTS		~~34~~35

7.1	Notice and Cure Provisions	~~34~~35
7.2	Non-Solicitation, Superior Proposal, Right to Match	~~35~~36
7.3	Information Rights	~~40~~42
7.4	Shareholder Claims	~~41~~42

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		~~41~~42

8.1	Termination	~~41~~42
8.2	Termination Payment by Company	~~43~~44
8.3	Termination Payment by Parent	~~44~~46
8.4	Effect of Termination	~~45~~46
8.5	Waiver	~~45~~47

ARTICLE IX GENERAL PROVISIONS		~~45~~47

9.1	Directors’ and Officers’ Insurance	~~45~~47
9.2	Notices	~~46~~48
9.3	Governing Law, Jurisdiction	~~47~~49
9.4	Injunctive Relief and Specific Performance	~~47~~49
9.5	Time of Essence	~~48~~50
9.6	Entire Agreement, Binding Effect	~~48~~50
9.7	Assignment	~~48~~50
9.8	Severability	~~48~~50
9.9	Contra Proferentum	~~49~~51
9.10	No Third Party Beneficiaries	~~49~~51
9.11	No Liability	~~49~~51
9.12	Expenses	~~49~~51
9.13	Counterparts, Execution	~~49~~51
9.14	Amendments	~~50~~52

Table of Contents (continued)

SCHEDULE A –	ARRANGEMENT RESOLUTION	A - 1

SCHEDULE B –	PLAN OF ARRANGEMENT	B - 1

SCHEDULE C –	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	C - 1

SCHEDULE D –	REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASERD ~~- 1SCHEDULE E – PROCEDURES FOR REQUESTING CONSEN~~

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) dated as of ~~March 24,~~May [    ], 2017, AMONG:

PRIVET FUND MANAGEMENT LLC, a limited liability company existing under the laws of the State of Delaware (“Privet”), solely with respect to Section 5.3(2) hereof

~~HYTERA COMMUNICATIONS CO., LTD~~IRIS HOLDINGS, INC., a corporation existing under the laws of the ~~Republic~~State of ~~China~~Delaware (the “Parent”)

- and -

~~HYTERA PROJECT~~IRIS CANADA ACQUISITION CORP., a company existing under the laws of the Province of British Columbia (the “Purchaser”)

- and -

NORSAT INTERNATIONAL INC., a company existing under the laws of the Province of British Columbia (the “Company”)

WHEREAS Privet and Privet Fund LP (collectively, the “Parent Parties”) beneficially own, directly or indirectly, 1,027,170 Common Shares (the “Parent Shares”);

WHEREAS Privet is the sole manager of IRIS Holdings, LLC, a Delaware limited liability company (“IRIS LLC”), and has the power to manage the business and operations of IRIS LLC;

WHEREAS Parent is a wholly owned subsidiary of IRIS LLC;

WHEREAS Purchaser is a wholly owned subsidiary of Parent;

WHEREAS the Parent desires to acquire all of the Common Shares (as hereinafter defined) other than the Parent Shares through its wholly-owned subsidiary, the Purchaser;

AND WHEREAS the board of directors of the Company (the “Board of Directors”) has unanimously determined, after receiving financial and legal advice, that the consideration to be received by the Shareholders (as hereinafter defined) pursuant to the Arrangement (as hereinafter defined) is fair and that the Arrangement is in the best interests of the Company and that the Board of Directors has resolved to unanimously support the Arrangement and to recommend that the Shareholders vote in favour of the Arrangement, all subject to the terms and the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto covenant and agree as follows:

ARTICLE I
INTERPRETATION

1.1	Definitions

In this Agreement (including the Schedules and the Recitals hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“Acquisition Proposal” means, excluding the Arrangement, any offer, proposal or inquiry, whether written or oral, made after the date of this Agreement, from any person or group of persons acting jointly or in concert relating to, in each case whether in a single transaction or a series of related transactions:

(i)	any takeover bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company;

(ii)	any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization or other similar transaction involving the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company, or any liquidation, dissolution or winding-up of the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company;

(iii)	any direct or indirect acquisition or sale of assets (or any lease, long-term supply arrangement, license, technology partnering agreement or other arrangement having the same economic effect as a sale of assets) of the Company and/or one or more Subsidiaries of the Company which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of the Company;

(iv)	any direct or indirect sale, issuance or acquisition of Common Shares or any other voting or equity interests (or securities convertible into or exercisable for such Common Shares or other voting or equity interests) of the Company representing

20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of the Company or any Subsidiary of the Company; or

(v)	any proposal or offer to do, proposed amendment of, or public announcement of an intention to do, any of the foregoing,

excluding the Transactions and the Plan of Arrangement and any transaction to which the Parent, the Purchaser or a Subsidiary of the Parent is a party and any transaction involving only the Company and/or one or more of its Subsidiaries;

“affiliate” has the meaning ascribed thereto in the BCBCA;

“Agreement” means this arrangement agreement (including the Schedules hereto and the Company Disclosure Letter) as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Applicable Securities Laws” means the Securities Act, the 1933 Act, the 1934 Act, and all other applicable Canadian and United States securities Laws, rules and regulations and published policies thereunder and the rules of the Exchanges applicable to companies listed thereon;

“Applications” has the meaning ascribed thereto in Section 10(f) of Schedule C;

“Arrangement” means an arrangement pursuant to Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.14 or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the Company Meeting, to be substantially in the form and content of Schedule A;

“Assets” has the meaning ascribed thereto in Section 14(c) of Schedule C;

“Audited Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2016;

“Bankruptcy and Equity Exception” has the meaning ascribed thereto in Section 4(a) of Schedule C;

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations promulgated thereunder, as amended;

“Benefit Plans” has the meaning ascribed thereto in Section 9(a) of Schedule C;

“Board of Directors” has the meaning ascribed thereto in the Recitals;

“business day” means any day (other than a Saturday, a Sunday, a statutory or civic holiday or, for the purpose of the Final Order, a date the courts in Vancouver, British Columbia would not hear the application for the Final Order) on which commercial banks located in Vancouver, British Columbia and Toronto, Ontario are open for the conduct of business;

“Canadian Equivalent of the Consideration per Common Share” means the amount in Canadian dollars of the Consideration per Common Share on the basis of the United States to Canadian dollar daily exchange rate on the date that is three business days immediately preceding the Effective Date as reported by the Bank of Canada;

“CGP Approval” means a statement or other indication from the Controlled Goods Directorate of Public Works and Government Services Canada affirming that the Company’s registration under the Controlled Goods Program will not be revoked, suspended or otherwise jeopardized by Purchaser’s acquisition of the Company;

“Change in Recommendation” by the Board of Directors means:

(i)	any withholding, amendment, withdrawal, modification or qualification in any manner adverse to the Parent and/or the consummation of the Arrangement of the Company Recommendation, including any failure to include the Company Recommendation in the Company Circular;

(ii)	any approval, acceptance, recommendation or endorsement by the Board of Directors of, or public proposal by the Board of Directors to approve, accept, recommend or endorse, or publicly taking no position or a neutral position with respect to, any Acquisition Proposal (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal until the earlier to occur of ten business days following the earlier of the receipt, and the public announcement of such Acquisition Proposal and two business days prior to the Company Meeting shall not constitute a Change in Recommendation);

(iii)	the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(4)(i); or

(iv)	the Company shall have publicly announced the intention to, or the Board of Directors shall have resolved to, do any of the foregoing;

except that a determination by the Company that it shall make or the making by the Company of a submission for SADI Approval of an Acquisition Proposal shall not be considered a Change in Recommendation without also the matter in (iii) above having occurred;

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

“Common Shares” means common shares in the capital of the Company, including common shares issued on the conversion, exchange or exercise of Convertible Securities;

“Company” has the meaning ascribed thereto in the recitals;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Customers” has the meaning ascribed thereto in Section 22 of Schedule C;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to the Parent and the Purchaser;

“Company Intellectual Property” means all Intellectual Property used in, or necessary to conduct, the Company’s or its Subsidiaries’ business as currently conducted and as planned to be conducted;

“Company Leases” means all leases, subleases, licenses, occupancy or other agreements pursuant to which the Company or any of its Subsidiaries holds a leasehold, subleasehold or other estate in real property;

“Company Material Adverse Change” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with other events, effects, developments, state of facts, conditions, circumstances or occurrences would or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries, taken as a whole; except to the extent that such material adverse effect results from any of the following:

(i)	any changes in Law or interpretations thereof by any Governmental Entity or Regulatory Authority, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in the Company’s industry;

(ii)	any changes in general Canadian, United States or global economic conditions or in national or global financial or capital markets, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in the Company’s industry;

(iii)	any changes in conditions generally affecting the Company’s industry, except to the extent such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in the Company’s industry;

(iv)	changes or proposed changes in GAAP applicable to the Company or the enforcement or interpretation thereof;

(v)	any natural disaster, act of terrorism or outbreak of war, except to the extent that such event has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in the Company’s industry;

(vi)	any change in the market price or trading volume of the securities of the Company, including after announcement of the entering into of this Agreement (it being understood that the causes underlying such change may be taken into account in determining whether a Company Material Adverse Change has occurred);

(vii)	the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such change or failure may be taken into account in determining whether a Company Material Adverse Change has occurred); or

(viii)	except for any requirement to operate in the ordinary course of business, any action taken (or refrained from being taken) specifically and expressly required by this Agreement or at the written request of the Parent or the Purchaser;

“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Recommendation” has the meaning ascribed thereto in Section 4(b) of Schedule C;

“Company Registered IP” shall mean (i) Patents, (ii) Trademarks that are the subject of a registration or a pending application for registration and material unregistered Trademarks, (iii) copyrights that are the subject of a registration or pending application for registration, and (iv) domain name registrations, in each case, owned by the Company or its Subsidiaries;

“Company Reports” has the meaning ascribed thereto in Section 6(a) of Schedule C;

“Company Securities” has the meaning ascribed thereto in Section 2(d) of Schedule C;

“Company Suppliers” has the meaning ascribed thereto in Section 22 of Schedule C;

“Company Termination Payment” means U.S.$~~2.0~~2.5 million;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended, including the regulations promulgated thereunder;

“Confidentiality Agreement” means the confidentiality and personal information protection agreement dated June 7, 2016, as amended, between the Parent and the Company;

“Consideration” means U.S.$~~10.25~~11.00 in cash per Common Share, subject to adjustment pursuant to Section 2.14 and in accordance with Section 2.4 of the Plan of Arrangement;

“Constating Documents” means, in the case of a body corporate, the articles and certificate(s) of incorporation and the articles and certificate(s) of amendment, amalgamation, arrangement,

reorganization, continuance or revival, as the case may be, of such body corporate or the memorandum of agreement, special act or statute and any other instrument or constating document by or pursuant to which the body corporate is incorporated or comes into existence, and its by-laws in effect from time to time; or as to any other legal person, its charter or agreement or similar document adopted or filed in connection with its creation, formation, or organization; and all amendments to or restatements of any of the foregoing;

“Contract” means any lease, sublease, license, sublicense, contract, subcontract, commitment, note, bond, mortgage, indenture, or other agreement, instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing;

“Convertible Securities” means, collectively, the Options, RSUs and any other securities of the

Company that are convertible into or exchangeable or exercisable for Common Shares;

“Court” means the Supreme Court of British Columbia;

“Data Requirements” has the meaning ascribed thereto in Section 11(a) of Schedule C;

~~“Data Room” means collectively, the website hosted and maintained by the Company under the project name [REDACTED FOR CONFIDENTIALITY] and the website maintained by the Company and accessible at [REDACTED FOR CONFIDENTIALITY], the contents of which websites on the date of this Agreement are set forth in the index of documents, which is appended to the Company Disclosure Letter;~~

“Depositary” means Computershare Investor Services Inc., as depositary;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Law” means any Law concerning (i) pollution or the protection, investigation or restoration of the environment, health and safety as it relates to Hazardous Substance exposure, or natural resources, (ii) the assessment of any substance to determine toxicity and management or regulation of any such substances, (iii) the handling, import, manufacture, processing, distribution, treatment, generation, storage, containment, transportation, use, presence, disposal, emissions, discharges, release or threatened release of, or exposure to, any Hazardous Substance, (iv) noise, odor, air, employee exposure, surface water, groundwater, land, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance, or (v) endangered or threatened species of fish, wildlife and plants, or the mitigation of adverse environmental effects on environment;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder;

“Exchanges” means the TSX and NYSE;

“Export Controls” has the meaning ascribed thereto in Section 23(a) of Schedule C;

“Fairness Opinions” means the fairness opinions of Raymond James Ltd., the financial advisor to the Company, and KPMG LLP, rendered to the Board of Directors in respect of the Arrangement;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“GAAP” means Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, consistently applied, which, for greater certainty, includes International Financial Reporting Standards consistently applied, as applicable;

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other governmental or public ministry, department, authority, body, armed forces, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the Exchanges), and “Governmental Entities” means more than one Governmental Entity;

“Hazardous Substance” means any chemical, pollutant, contaminant, waste, material or substance that is: (i) defined, listed, classified or regulated pursuant to any Environmental Law; or (ii) any other substance which is regulated due to a potential adverse effect on human health or the environment;

“ICA Approval” has the meaning ascribed to it in Section 6.2(~~vii~~vi);

“ICA Notification” means a notification under Part III of the Investment Canada Act;

“Import Restrictions” has the meaning ascribed thereto in Section 23(a) of Schedule C;

“Intellectual Property” means all registered and unregistered intellectual property and industrial property rights of any kind or nature throughout the world, including all Trademarks, Patents, Trade Secrets, inventions, copyrights and copyrightable subject matter, including all published and unpublished works of authorship and the registrations and applications, and renewals, extensions, restorations and reversions thereof; rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing; and all rights in the foregoing and in other similar intangible assets;

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended, including the regulations promulgated thereunder;

“IP Contracts” means (i) all Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof, the primary subject of which is the licensing of Intellectual Property, under which the Company or one of its Subsidiaries has obtained or granted any express license or other right to use, or which by their terms expressly restrict the Company’s or its Subsidiaries’ right to use any Company Intellectual Property, other than (a) Contracts involving Intellectual Property that is generally available on a commercial basis from third parties, and (b) Contracts providing for the license of software that is generally available on a commercial basis, and (ii) all Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof, the primary subject of which is the assignment or other conveyance of Intellectual Property, under which the Company or one of its Subsidiaries has obtained or granted any ownership right in any Company Intellectual Property, other than Contracts entered into in the ordinary course of business;

“IRIS LLC” has the meaning ascribed thereto in the Recitals;

“IRS” has the meaning ascribed thereto in Section 9(b) of Schedule C;

“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;

“Liabilities” means any liability, indebtedness, obligation or commitment of any kind or nature (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP);

“Liens” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Contract” has the meaning ascribed thereto in Section 13(a) of Schedule C;

“material fact” has the meaning ascribed thereto in the Securities Act and, where the context requires, the meaning ascribed thereto under the 1933 Act and the 1934 Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in

Special Transactions of the securities regulatory authorities of Ontario and Quebec;

“Minister” means the Minister of Innovation, Science and Economic Development;

“Money Laundering Laws” has the meaning ascribed thereto in Section 12(b) of Schedule C;

“NYSE” means the NYSE MKT LLC;

“OFAC” has the meaning ascribed thereto in Section 23(a) of Schedule C;

“Option” means an option to purchase Common Shares granted by the Company under the Stock Option Plan or otherwise;

“Order” means, with respect to any person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by, or agreed to with, any Governmental Entity or arbitrator that is binding on or applicable to such person or its property;

“ordinary course of business”, when used in relation to the taking of any action by the Company or any of its Subsidiaries, means that the action is consistent in nature, scope and magnitude with the past practices of the Company and its Subsidiaries over the last 12 months prior to the date hereof and is taken in the ordinary course of normal day-to-day operations of the Company and its Subsidiaries;

“Outside Date” means September 30, 2017 or such later date as the Purchaser and the Company may agree in writing;

“Parent” has the meaning ascribed thereto in the Recitals;

“Parent Material Adverse Change” has the meaning ascribed thereto in Section 1 of Schedule

D;

“Parent Parties” has the meaning ascribed thereto in the Recitals;

“Parent Shares” has the meaning ascribed thereto in the Recitals;

“Parent Termination Payment” means U.S.$~~2.0~~2.5 million;

“Parties” means, collectively, the Company, the Parent~~and~~, the Purchaser and, solely with respect to Section 5.3(2), Privet, and “Party” means any of them;

“Patents” means all patents (including utility and design patents and utility models), and patent applications, including any divisionals, revisions, supplementary protection certificates,

continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof;

“Permits” means any permit, license, certifications, registrations, security clearances, variances, exemptions, Orders, authorization, consent, approval or from any Governmental Entity;

“Permitted Liens” means a Lien:

(i)	for Taxes, assessments or governmental charges or levies which relate to obligations not yet due and delinquent or that are being contested in good faith by appropriate proceedings in respect to which adequate reserves have been established in accordance with GAAP in the consolidated balance sheet of the Company as at December 31, 2016;

(ii)	that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business; or

(iii)	that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity that does not, individually or in the aggregate, materially detract from the value of, or materially impair the use of such property in the ordinary course of business;

“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule B, and any amendments or variations thereto made in accordance with Section 9.14 or the Plan of Arrangement or made at the direction of the Court in the Final Order with the written consent of the Company and the Purchaser, each acting reasonably;

~~“PRC Approvals” means the approval of the National Development and Reform Commission of the People’s Republic of China, the Ministry of Commerce of the People’s Republic of China and the State Administration of Foreign Exchange of the People’s Republic of China to the payment of the Consideration;~~

“Privacy Laws” has the meaning ascribed thereto in Section 11(a) of Schedule C;

“Privet” has the meaning ascribed thereto in the Recitals hereto;

“Proceedings” has the meaning ascribed thereto in Section 8 of Schedule C;

“Products” means the products designed, manufactured, sold, leased or licensed by the Company and its Subsidiaries in connection with their respective businesses;

“Purchaser” has the meaning ascribed thereto in the Recitals hereto;

“Receiving Party” has the meaning set out in Section 5.4(2);

“Registrar” means the Registrar of Companies appointed under the BCBCA;

“Regulatory Authorities” has the meaning ascribed thereto in Section 10(b) of Schedule C;

“Regulatory Clearances” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities necessary to implement the Arrangement and includes the (i) ICA Approval; (ii) CGP Approval; and (iii) SADI Approval ~~and (iv) PRC Approvals~~;

“Representative” means, in respect of a person, its Subsidiaries and each of its and their respective directors, officers, employees, agents and other representatives (including any financial, legal or other advisors);

“Requisite ~~Shareholder~~Securityholder Approval” has the meaning ascribed thereto in Section 2.2(iii);

“Right to Match Period” has the meaning ascribed thereto in Section 7.2(5);

“RSU Plan” means the Restricted Share Unit Plan of the Company dated May 9, 2012, as may be amended, restated and/or supplemented;

“RSUs” means the restricted share units granted by the Company under the RSU Plan or otherwise;

“SADI” means the Strategic Aerospace & Defence Initiative, designed by Industry Canada to encourage strategic research and development in aerospace, defence, space or security;

“SADI Agreements” means SADI Agreement No. 780-502886 and SADI Agreement No. 70-510309, each between the Company and Her Majesty the Queen in Right of Canada

“SADI Approval” means the prior written consent of the Industrial Technology Office of Innovation, Science and Economic Development Canada` to enter into an agreement resulting in a Change in Control as defined in Schedule 1 – SADI General Conditions attached to each SADI Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia), and the rules and regulations promulgated thereunder, as amended;

“Securities Authorities” means the British Columbia Securities Commission, the SEC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada and the states of the United States;

“Securityholders” means the Shareholders, holders of Options and holders of RSUs;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com;

“Shareholders” means the registered or beneficial holders of the Common Shares;

“Special Committee” means the special committee of the Board of Directors;

“Stock Option Plan” means the Stock Option Plan of the Company dated May 9, 2012, as may be amended, restated or supplemented;

“Subsidiary” means a “subsidiary” as defined in the BCBCA;

“Subsidiary Securities” has the meaning ascribed thereto in Section 3(c) of Schedule C;

“Superior Proposal” means a bona fide Acquisition Proposal to purchase or otherwise acquire directly or indirectly, including by means of a merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction, (i) not less than all of the Common Shares (other than Common Shares beneficially owned by the party making such Acquisition Proposal), or (ii) not less than all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, that, in either case:

(i)	did not result from a breach of Section 7.2;

(ii)	complies with Applicable Securities Laws;

(iii)	is made in writing after the date hereof, including any variation or other amendment of any Acquisition Proposal made prior to the date hereof;

(iv)	is not subject to any due diligence or financing condition of any nature whatsoever; and

(v)	the Board of Directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) is reasonably likely to be completed in accordance with its terms without undue delay taking into account, to the extent considered appropriate by the Board of Directors, all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal, including that shareholder approval and SADI Approval may be required, and (B) would, if consummated in accordance with its terms (but expressly taking into account any and all risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view to the Shareholders than the Arrangement (taking into consideration any adjustment to the terms and conditions of the Arrangement proposed by the Parent and the Purchaser pursuant to Section 7.2);

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.2(5);

“Supplying Party” has the meaning ascribed thereto in Section 5.4(2);

“Target Effective Date” has the meaning ascribed thereto in Section 2.10;

“Tax Act” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder, as amended;

“Tax Returns” means all reports, forms, elections, declarations, designations, schedules, agreements, statements, estimates, declarations of estimated tax, information statements, returns and all other similar documents filed or required by Law to be filed with or provided to a Governmental Entity with respect to Taxes or Tax information reporting, including any claims for refunds of Taxes, and any amendments or supplements of the foregoing;

“Taxes” means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, contributions, pension plan premiums, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales taxes, customs duties or other taxes of any kind whatsoever imposed, required to be withheld or accounted for, or charged by any Governmental Entity, together with installments of any such taxes and any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;

“Termination Payment Event” has the meaning ascribed thereto in Section 8.2(1);

“Third Party Consents” means those consents and approvals described in Section 1.1 of the Company Disclosure Letter;

“Trade Secrets” means all trade secrets, know-how, and any other proprietary confidential information, including processes, formulae, models and methodologies;

“Trademarks” means all trademarks, service marks, corporate names, trade names, Internet domain names, logos, slogans, trade dress, and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby;

“Transaction Personal Information” has the meaning ascribed thereto in Section 5.6;

“Transactions” has the meaning ascribed thereto in Section 4(a) of Schedule C;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

“Voting Support Agreements” means the voting support agreements prepared by the Purchaser and entered into contemporaneously, or as soon or practicable after the date herewith, between the Purchaser and (i) each member of the Board of Directors and (ii) each executive officer of the Company.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in, U.S. currency and “U.S.$” or “$” refers to United States dollars. All references to “Cdn.$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

1.7	Knowledge

In this Agreement, unless otherwise stated, references to “the knowledge of the Company” means the actual knowledge, after reasonable internal inquiry in their capacity as officers of the Company and not in their personal capacity of, Amiee Chan, President and Chief Executive Officer, and Arthur Chin, Chief Financial Officer.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Arrangement Resolution
Schedule B	-	Plan of Arrangement

Schedule C	-	Representations and Warranties of the Company
Schedule D	-	Representations and Warranties of the Parent and the Purchaser

~~Schedule E~~	-	~~Procedures For Requesting Consent of the Parent Under Section 5.1(1)~~

1.9	Other Definitional and Interpretive Provisions

(i)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(ii)	The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(iii)	Any terms defined in this Agreement and used in the Company Disclosure Letter, any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(iv)	References to any agreement, contract or plan are to that agreement, contract or plan as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to any person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person.

(v)	References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

ARTICLE II
THE ARRANGEMENT

2.1	Arrangement

The Company, the Parent and the Purchaser agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

The Company agrees that as soon as reasonably practicable after the date hereof, and in any event no later than [•], 2017, the Company shall apply, in a manner acceptable to the Purchaser, acting reasonably, pursuant to Division 5 of Part 9 of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, the terms of which are acceptable to the Purchaser, acting reasonably, which shall provide, among other things:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which notice is to be provided;

(ii)	for confirmation of the record date in respect of the Company Meeting referred to in Section 2.3(2);

(iii)	that the ~~requisite~~required level of approval for the Arrangement Resolution ~~shall be~~(the “Requisite Securityholder Approval”) taken at the Company Meeting will be: (~~A)~~a) at least two-thirds of the votes cast ~~on the Arrangement Resolution by the~~ by Shareholders present in person or represented by proxy ~~at the Company Meeting (the “Requisite Shareholder Approval”); and (B) such other approval, if any, as is required by~~and entitled to vote at the Company Meeting, voting together as a single class; (b) at least two-thirds of the votes cast by Securityholders present in person or represented by proxy and entitled to vote at the Company Meeting, voting together as a single class; and (c) a simple majority of the votes cast in person or by proxy on the Arrangement Resolution by Shareholders (excluding any votes cast by certain Shareholders that are required to be excluded pursuant to MI 61-101);

(iv)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(v)	for the grant of the Dissent Rights;

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	that the Company Meeting may be adjourned or postponed in accordance with the terms of this Agreement from time to time by the Company without the need for additional approval of the Court; and

(viii)	that the record date for Shareholders entitled to vote at the Company Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law.

2.3	The Company Meeting

(1)        Subject to the terms of this Agreement and the Interim Order and provided that this Agreement has not been terminated, the Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Laws as soon as reasonably practicable and in any event on or before May [•], 2017 and not to propose to adjourn or postpone the Company Meeting:

(i)	except as required for quorum purposes or by Law or by a Governmental Entity;

(ii)	except as required or permitted under Section 7.2(8); or

(iii)	except for an adjournment consented to by the Purchaser for the purpose of attempting to obtain the Requisite ~~Shareholder~~Securityholder Approval.

(2)        The Company shall fix a record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Company Meeting, which record date shall be [•], 2017 or such other date as agreed by the Company and the Purchaser or as required by Law.

(3)        The Company shall use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services and cooperating with any persons engaged by the Purchaser (at its reasonable cost) to solicit proxies in favour of the approval of the Arrangement Resolution.

(4)        The Company shall give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting.

(5)        The Company shall advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and any further information respecting such proxies as the Purchaser may reasonably request.

(6)        The Company shall promptly advise the Purchaser of any written notice of dissent or purported exercise by any Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to Laws, any written communications sent by or on behalf of the Company to any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. The Company shall not make any payment or settlement offer, or agree to any such settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless the Purchaser shall have given its prior written consent to such payment, settlement offer or settlement as applicable.

(7)          The Parent shall, and shall cause the Parent Parties to, vote the Parent Shares, or to submit a proxy in respect of the Parent Shares to vote, in favour of the Arrangement Resolution at the Company Meeting.

2.4	The Company Circular

(1)        Subject to compliance by the Purchaser and/or the Parent with this Section 2.4, promptly after the execution of this Agreement, the Company shall prepare and complete the Company Circular together with any other documents required by the BCBCA, Applicable Securities Laws and other Laws in connection with the

Company Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting to be filed and to be sent to each Shareholder, each holder of Options and RSUs, the directors of the Company, the auditors of the Company and any other persons as required by the Interim Order and Laws, in each case so as to permit the Company Meeting to be held within the time required by Section 2.3(1).

(2)        The Company shall ensure that the Company Circular complies in all material respects with all Laws, and, without limiting the generality of the foregoing, that the Company Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information furnished by the Parent, the Purchaser or their affiliates) and shall provide the Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. The Company Circular shall include the Company Recommendation.

(3)        The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating solely to the Purchaser, the Parent or their affiliates included in the Company Circular shall be in form and content satisfactory to the Purchaser, acting reasonably.

(4)        The Purchaser and the Parent shall on a timely basis furnish to the Company all such information concerning the Purchaser, the Parent and their respective affiliates and any financing sources, as applicable, as may be reasonably required by the Company in the preparation of the Company Circular and other documents related thereto, and the Purchaser and the Parent shall ensure that no such information shall contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished not misleading in light of the circumstances in which it is disclosed.

(5)        The Company, the Purchaser and the Parent shall promptly notify each other if at any time before the Effective Date it becomes aware that the Company Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, as required or appropriate, and the Company shall, subject to compliance by the Purchaser and/or the Parent with this Section 2.4, and, if required by the Court or Laws, promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Shareholders and file the same with the Securities Authorities and as otherwise required. The Purchaser and Parent will reimburse the Company for any reasonable expenses incurred if a change is required to the information in respect of the Parent or Purchaser included in the Company Circular.

2.5	Final Order

If the Interim Order is obtained, the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by Law and the condition in Section 6.1(iii) has been satisfied or waived by each of the Parties then, subject to the terms of this Agreement, the Company shall as soon as reasonably practicable (but in any event within three business days) thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Division 5 of Part 9 of the BCBCA. The Company agrees that it will oppose any proposal from any other person that the Final Order contains any provision inconsistent with this Agreement and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Parent.

2.6	Court Proceedings

Subject to the terms and conditions of this Agreement, the Purchaser and the Parent shall cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information required to be supplied by the Purchaser and the Parent concerning the Purchaser and the Parent or their respective affiliates in connection therewith. The Company shall provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and reasonable consideration shall be given to any comments made by the Purchaser and its legal counsel. The Company shall also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Parent making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

2.7	Stock Options

In accordance with the Plan of Arrangement, at the time specified in the Plan of Arrangement, each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share exceeds the exercise price per Common Share of such Option, subject to (for greater certainty) applicable Tax withholdings and other source deductions in accordance with Section 2.12. Each Option issued and outstanding immediately prior to the Effective Time shall thereafter be immediately cancelled, the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 2.7 and in the manner specified in the Plan of Arrangement, and all option agreements related thereto shall be terminated. The Company shall take, and shall cause its Subsidiaries to take, all steps necessary or desirable to give effect to the foregoing, including amending the Stock Option Plan. The Company also shall use, and shall cause its Subsidiaries to use, commercially reasonable efforts to obtain necessary consents (in form and substance reasonably satisfactory to the Purchaser) from holders of Options to the transfer and cancellation of the Options as described above.

2.8	Restricted Share Units

In accordance with the Plan of Arrangement, at the time specified in the Plan of Arrangement, each RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the Consideration per Common Share, subject to (for greater certainty) applicable Tax withholdings and other source deductions in accordance with Section 2.12. Each RSU issued and outstanding immediately prior to the Effective Time shall thereafter be immediately cancelled, the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 2.8 and in the manner specified in the Plan of Arrangement, and all agreements related thereto shall be terminated. The Company shall take, and shall cause its Subsidiaries to take, all steps necessary or desirable to give effect to the foregoing, including obtaining any necessary consents from holders of RSUs.

2.9	Performance of the Purchaser

The Parent hereby unconditionally and irrevocably guarantees, and covenants and agrees to be jointly and severally liable with the Purchaser, as principal obligor, for the due and punctual performance of each and every obligation of the Purchaser under or relating to this Agreement and the Transactions, including ensuring it has (i) sufficient funds under Section 2.11 to pay the aggregate Consideration for all of the Common Shares to be acquired pursuant to the Arrangement, and (ii) any other amounts required to be paid by the Purchaser in connection with the Transactions and all related fees and expenses and any amount of any judgment or award made against the Purchaser for the benefit of the Company. The guarantee and obligations of the Parent pursuant to this Section 2.9 shall terminate at the Effective Time. The Parent shall cause the Purchaser to comply with all of the Purchaser’s obligations under or relating to the Arrangement and the transactions contemplated by this Agreement.

2.10	Effective Date

On the second business day (the “Target Effective Date”) after the issuance of the Final Order and satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, and subject to Law, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article VI, unless another time or date is agreed to in writing by the Parties, Company shall take all steps and actions, including without limitation making all necessary filings with Governmental Entities, to give effect to the Arrangement and implement the Plan of Arrangement, provided that the Company has received written confirmation, in form satisfactory to it, from the Depositary that it has received the funds referred to in Section 2.11. Subject to the terms hereof, the Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the order as set out in Plan of Arrangement. From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by Law.

2.11	Payment of Consideration by Purchaser

As soon as practicable following the receipt of the Final Order, the Purchaser shall provide the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Parties) to pay the aggregate Consideration provided for in the Plan of Arrangement.

2.12	Tax Withholdings and Other Source Deductions

Each of the Company, Parent, Purchaser, and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person pursuant to this Agreement and under the Plan of Arrangement such amounts as are required or permitted to be deducted or withheld with respect to such payment under the Tax Act or any provision of any other Law or under the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld or deducted and remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.

2.13	Elections Regarding Options

The Parent, the Purchaser and the Company each acknowledge and agree that the Company and all persons not dealing at arm’s length with the Company will forego any deduction under the Tax Act with respect to the cash payment to be made by the Company to holders of Options as described in Section 2.7 and pursuant to the Plan of Arrangement. To effect the foregoing, the Company shall timely comply with the requirements described in subsection 110(1.1) of the Tax Act, including making and filing appropriate elections and delivering written notice of such elections to such holders of Options in accordance with the requirements set out in the Tax Act.

2.14	Dividends, etc.

If, on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Common Shares, or sets a record date therefor that is prior to the Effective Date, then the Consideration shall be adjusted to reflect each such dividend or other distribution by way of a reduction in the Consideration by an amount equal to the amount of such dividend or distribution per Common Share.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties of the Company

Except as disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to and in favour of the Parent and the Purchaser as set forth in Schedule C and acknowledges that the Parent and the Purchaser are relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Company Disclosure Letter

Contemporaneously with the execution and delivery of this Agreement, the Company is delivering to the Purchaser the Company Disclosure Letter required to be delivered pursuant to this Agreement, which sets out the disclosures, exceptions and exclusions contemplated or permitted by this Agreement, including certain exceptions and exclusions to the representations and warranties and covenants of the Company contained in this Agreement. The disclosure of any item in the Company Disclosure Letter shall constitute disclosure or, as applicable, exclusion of that item for the Company Disclosure Letter where the relevance of that item as an exception to (or a disclosure for the purposes of) the applicable representations and warranties and covenants is clearly apparent on the face of such disclosure regardless of whether the applicable representations, warranties or covenants are qualified by the language “Except as disclosed in the Company Disclosure Letter” or an equivalent qualification.

3.3	Survival of Representations and Warranties of the Company

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date this Agreement is terminated in accordance with its terms.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

4.1	Representations and Warranties of the Parent and the Purchaser

Each of the Parent and the Purchaser hereby jointly and severally represents and warrants to and in favour of the Company as set forth in Schedule D and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

4.2	Survival of Representations and Warranties of the Parent and the Purchaser

The representations and warranties of the Parent and the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE V

COVENANTS OF COMPANY, THE PARENT AND THE PURCHASER

5.1	Interim Covenants of the Company

(1)        From the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as required by Law or a Governmental Entity (including a Securities Authority and Regulatory Authority), (ii) with the prior written consent of Parent (it being agreed that the Parent shall respond within five business days to any request for consent under this Section 5.1(1) ~~that is made in accordance with the procedures set forth in Schedule E~~), (iii) as expressly required by this Agreement, or (iv) as set forth in Section 5.1(1) of the Company Disclosure Letter, (x) the Company shall cause the business of the Company and its Subsidiaries to be conducted in the ordinary course of business and shall use commercially reasonable efforts to (a) preserve intact its and its Subsidiaries’ present business organization except as required, and only to the extent necessary, to obtain any Regulatory Clearances, pay and perform all material obligations when due and maintain its current relationships with Governmental Entities and other persons having business dealings with the Company or any of its Subsidiaries, (b) prepare and file any requisite regulatory filings with any Regulatory Authority on a timely basis and in accordance with the ordinary course of business, (c) obtain or maintain any Permits required by Governmental Entities in order to conduct its business as presently conducted or to preserve or perform its obligations under a Material Contract and (y) without limiting the generality of clause (x) above and notwithstanding anything to the contrary contained in clause (x) above, the Company shall not and shall not permit any of its Subsidiaries to:

(i)	amend its Constating Documents;

(ii)	merge or consolidate the Company or any of its Subsidiaries with any other person, except for such transactions between the Company and its Subsidiaries, or dissolve or completely or partially liquidate, except as required, any only to the extent necessary, to obtain any Regulatory Clearances;

(iii)	form any Subsidiary or, except in the ordinary course of business, acquire assets from any other person with a value or purchase price in the aggregate in excess of $250,000 in any transaction or series of related transactions;

(iv)	issue, sell, pledge, dispose of, grant, transfer or encumber (A) any Company Securities (B) any Subsidiary Securities or (C) any share appreciation rights, phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, the Company or any of its Subsidiaries, other than (x) issuance or sales of Common Shares upon exercise of the Options outstanding on the date hereof or (y) as permitted under Section 5.1(1)(xvii);

(v)	other than in the ordinary course of business, create or incur any Lien on (A) any assets (other than Company Intellectual Property) of the Company or any of its Subsidiaries having a value in excess of $50,000, (B) any Intellectual Property of the Company or any of its Subsidiaries or (C) any Intellectual Property licensed to the Company or any of its Subsidiaries;

(vi)	(A) make any loans, advances, guarantees or capital contributions to or investments in any person (other than the Company or any of its wholly-owned Subsidiaries) in excess of $50,000 in the aggregate, or (B) deposit, invest or otherwise manage its cash, cash equivalents or marketable securities other than in the ordinary course of business (including as to manner, amount and jurisdictions);

(vii)	(A) declare, accrue, set aside, make or pay any dividend or other distribution payable in cash, shares, property or otherwise, with respect to any Company Securities or Subsidiary Securities (except for dividends paid by the Company’s wholly-owned Subsidiaries to the Company or another wholly-owned Subsidiary of the Company), (B) repurchase, redeem or otherwise reacquire any shares or other securities, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any Company Securities or Subsidiary Securities or issue any other securities in respect of, in lieu of or in substitution for Company Securities or Subsidiary Securities, except for any split, combination or reclassification of shares of a wholly-owned Subsidiary of the Company, or any issuance of any securities of a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or (C) enter into any agreement with respect to the voting of its shares;

(viii)	incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise) any other person’s indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(ix)	make any capital expenditures in excess of $250,000 in the aggregate;

(x)	make any changes with respect to accounting policies or procedures other than as required by changes in GAAP;

(xi)	settle any pending or threatened Proceedings or other material claims or disputes, other than the settlement of Proceedings or other material claims or disputes (A) reflected or reserved against in full in the Audited Balance Sheet or (B) the settlement of which does not include any obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Time that is in excess of $250,000 in the aggregate;

(xii)	enter into any Contract that would have been a Material Contract had it been entered into prior to the date hereof;

(xiii)	amend, modify, assign any rights under or terminate any Material Contract;

(xiv)	other than pursuant to Material Contracts in effect prior to the date hereof and furnished to the Parent prior to the date of this Agreement, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights or businesses of the Company or any of its Subsidiaries;

(xv)	assign or grant an exclusive license of any material right in any Company Intellectual Property necessary or useful for the manufacture, use, sale, offer for sale or importation of any Company product or that otherwise enables a third party to compete with the Company with respect to the manufacture or sale of any product that competes with any Company product;

(xvi)	(A) waive or terminate any inbound license in any IP Contract under any Patent or other Company Intellectual Property material to any Company product, (B) amend any inbound license in any IP Contract under any Patent or other Company Intellectual Property material to any Company product or (C) enter into any Contract that would constitute an IP Contract if entered into prior to the date of this Agreement;

(xvii)	except as required by Law or otherwise required pursuant to existing Contracts or Benefit Plans in effect as of the date hereof and made available to the Parent prior to the date hereof, (A) increase the compensation or benefits of any current or former employee, director, or consultant of the Company or any of its Subsidiaries, (B) promote any employee, (C) pay any bonus to any person (including any employee), (D) amend, enter into or establish any new employment, change in control, severance, termination, indemnification or other agreement with any current or former employee, director, or consultant of the Company or any of its Subsidiaries, (E) make any severance or termination payments to any current or former employee, director, or consultant of the Company or any of its Subsidiaries, (F) make any new equity awards to any person or accelerate the vesting of any award under any Benefit Plan, (G) establish, adopt, terminate or amend any Benefit Plan, or (H) hire any person as an employee or consultant;

(xviii)	except as required by Law, make, change or rescind any material Tax election, file any amended material Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to material Taxes, make a request for a Tax ruling or enter into any closing agreement with respect to a material Tax, surrender any right to claim a material Tax refund, or change any material method of Tax accounting;

(xix)	enter into or consummate any tax planning or restructuring transaction which involves any transfer, assignment or other disposition of any Company Intellectual Property;

(xx)	make any “investment”, as that term is defined for purposes of proposed section 212.3 of the Tax Act, in any corporation that is, or will be prior to the Effective Time, a “foreign affiliate” of the Company for purposes of the Tax Act;

(xxi)	(A) waive or amend (except in the course of diligently prosecuting the Company Intellectual Property) the Company’s rights in or to any Company Intellectual Property owned by the Company or one of its Subsidiaries that is registered or the subject of an application for registration, (B) fail to diligently prosecute or maintain any material Company Intellectual Property owned by the Company or one of its Subsidiaries that is registered or the subject of an application for registration, in each case in the name of Company or one of its Subsidiaries or (C) fail to make any required payments in accordance with the terms of any IP Contract pursuant to which the Company licenses any material Intellectual Property; or

(xxii)	authorize, commit or enter into any Contract to do any of the foregoing.

(2)        Nothing contained in this Agreement shall give Parent or the Purchaser, directly or indirectly, the right to control the Company or any of its Subsidiaries or direct the business or operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, shall be interpreted in such a way as to place the Company, the Parent or the Purchaser in violation of any rule, regulation or policy of any Governmental Entity or Regulatory Authority, including any Law.

5.2	Covenants of Company Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Company shall and shall cause its Subsidiaries~~, and~~ to perform all obligations required or desirable to be performed by the Company or any of its Subsidiaries under this Agreement, and co-operate with the Parent and Purchaser in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement. Without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to:

(i)	use commercially reasonable efforts to obtain a voting support agreement from all Shareholders who under Applicable Law have identified themselves as beneficially holding more than 5% of the Common Shares and each member of the Board and each executive officer of the company (it being understood that the Company’s obligations will be limited to communicating with the Shareholder and using such efforts and the Company will not be required to make any concessions to or provide any benefit to a Shareholder);

(ii)	use commercially reasonable efforts to obtain the Requisite ~~Shareholder~~Securityholder Approval, including submitting the Arrangement Resolution for approval by the Shareholders at the Company Meeting in accordance with Section 2.3(1);

(iii)	subject to applicable Law, cooperate and provide all commercially reasonable assistance, including providing all necessary information and documentation, to the Purchaser that the Purchaser may reasonably request in connection with making an ICA Notification and obtaining ICA Approval and any other Regulatory Clearances;

(iv)	promptly advise the Purchaser orally and, if then requested, in writing of any event, change or development that may have resulted in, or that to the knowledge of the Company, might reasonably be expected to constitute, a Company Material Adverse Change, or resulted in any material adverse change in any fact set forth in the Company Disclosure Letter;

(v)	promptly advise the Purchaser of any written notice or other communication received by it from any Governmental Entity;

(vi)	promptly notify Parent of (a) any written notice or other communication received by it from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or default under (x) any Material Contract to which the Company or any of its Subsidiaries is a party or (y) any other Contract to which the Company or any of its Subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to the Company and its Subsidiaries, taken as a whole, or (b) any written notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent or waiver of such third party is or may be required in connection with the Transactions;

(vii)	use commercially reasonable efforts to assist in effecting the resignations of the Company directors and cause them to be replaced following the Effective Date by persons nominated by the Purchaser;

(viii)	ensure that any Common Shares that are unallocated and held by the trustee under the RSU Plan are fully allocated to holders of RSUs;

(ix)	at the request of the Purchaser, use commercially reasonable efforts to obtain all other third person consents, waivers, Permits, exemptions, orders, approvals, agreements, amendments and modifications to the Material Contracts that are necessary to permit consummation of the Transactions; and

(x)	provide, subject to compliance with all Applicable Laws, lists of beneficial and registered holders of the Common Shares and any geographical reports prepared by its transfer agent in the possession of the Company and a list of holders of the Options and RSUs, as well as a security position listing from each depositary, including CDS Clearing and Depository Services Inc. and the Depository, and deliver any such lists to the Purchaser promptly following the date hereof and promptly deliver to the Purchaser upon demand thereafter supplemental lists setting out changes thereto.

5.3	Covenants of Parent ~~and~~, the Purchaser and Privet Regarding the Performance of Obligations

(1)        Subject to the terms and conditions of this Agreement, the Parent and Purchaser shall and shall cause their Subsidiaries, to perform all obligations required or desirable to be performed by the Parent, Purchaser or any of their Subsidiaries under this Agreement, and co-operate with the Company in connection therewith, in order to obtain the Regulatory Clearances and consummate and make effective, as soon as reasonably practicable, the Arrangement. Without limiting the generality of the foregoing, the Parent and the Purchaser shall and, where appropriate, shall cause their Subsidiaries to:

(i)	submit to the Minister, as promptly as practicable, but in any event no later than 30 days following the implementation of the Arrangement, an ICA Notification;

(ii)	act diligently and use commercially reasonable efforts to obtain the ICA Approval;

(iii)	provide or agree to the following terms and conditions:

(a)	undertakings that, after completion of the Transactions, (I) the Company ~~and~~ will remain a separate legal entity, (II) all the assets, intellectual property and products developed ~~form~~from those assets and intellectual property will reside with the Company or its Subsidiaries and (III) the Company will comply with the terms and conditions of, and its obligations under, the

SADI Agreements as further described in the Company Disclosure Letter; and

(b)	make necessary divestitures provided that they do not materially impair the ability of the Purchaser to operate and derive benefits from the business in a commercially reasonable manner; and

(iv)	promptly advise the Company of any written notice or other communication received by it from any Governmental Entity in respect of the Transactions.

(2)       Subject to the terms and conditions of this Agreement, from the date of this Agreement and until the Effective Date, Privet shall be and remain the sole manager of IRIS LLC, and IRIS LLC shall be and remain the controlling shareholder of Parent.

5.4	Mutual Covenants

(1)        Subject to the terms and conditions of this Agreement, with respect to the Transactions, the Parent, the Purchaser and the Company shall use their commercially reasonable efforts to obtain the Regulatory Clearances as soon as practicable, without limiting the foregoing, each of the Parties shall, as applicable to a Party under a Law, as soon as practicable (but in any event, except as otherwise stated herein, within seven business days of the date hereof), submit to the appropriate Governmental Entities all filings necessary or advisable to obtain or satisfy all other Regulatory Clearances.

(2)        Notwithstanding anything to the contrary in this Section 5.4, no Party shall be required to provide to any other Party any confidential competitively-sensitive information, provided that any Party seeking to exclude any such confidential competitively-sensitive information (“Supplying Party”) from any other Party (“Receiving Party”) shall provide a redacted version of the information to the Receiving Party along with a non-redacted version containing the confidential competitively sensitive information to the Receiving Party’s external legal counsel on an “external counsel only” basis and the Receiving Party shall not request or otherwise receive the information from its external legal counsel without having received written permission from the Supplying Party. In particular, the Receiving Party will cause its external counsel to use such confidential competitively-sensitive information disclosed or made available to the Receiving Party’s external counsel solely for the purposes of Section 5.3 hereof and not for external counsel’s own or other purposes. The Receiving Party will promptly advise the Supplying Party in writing of any misappropriation or misuse by the Receiving Party’s external counsel of such confidential competitively-sensitive information disclosed or made available to external counsel which may come to its attention. The Receiving Party shall be liable for all breaches of the terms of this subsection by its external counsel.

(3)        In the event the Transaction encounters insurmountable barriers due to Laws or operating reasons, the Parent shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things reasonably necessary to enable the Parties to close the Transactions, including the acquisition of the Company with appropriate carve outs restricting the business being acquired, provided that any such actions: (i) do not impair the ability of the Purchaser to operate and derive benefits from the business in a commercially reasonable manner; (ii) may be conditioned upon the consummation of the Transactions; and (iii) for greater certainty, any action taken shall be in addition to any action required to obtain ICA Approval pursuant to Section 6.2(~~vii~~vi). The Company agrees to cooperate and provide all reasonable assistance to the Purchaser and Parent in taking such actions and doing such things, provided that the Company will not be obligated to take any steps which in the opinion of the Board would in any way be detrimental to the Company if the Transaction is not completed. However, notwithstanding the foregoing or anything to the contrary in this Agreement, it is expressly understood and agreed that, in connection with obtaining the Regulatory Clearances neither the Parent nor the Purchaser nor the Company shall have any obligation to litigate or contest any administrative or judicial action or Proceeding or any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent.

5.5	Securityholder Communications

The Company and the Parent agree to co-operate in the preparation of presentations, if any, to securityholders of the Company regarding the Arrangement, provided that nothing shall restrict a Party from responding to investor relations inquiries. Neither the Parent nor the Purchaser will communicate with securityholders of the Company with respect to the Arrangement without the prior written consent of the Company. For greater certainty, the foregoing shall not prevent ordinary course communications with Representatives of the Company (including meeting or interviewing existing employees of the Company) otherwise in accordance with the provisions hereof. Subject to Section 2.4, except as required by Laws, neither the Parent, the Purchaser nor the Company shall, and each shall cause its respective Representatives not to, make any public announcement or statement with respect to the Arrangement, this Agreement, or the financial condition, properties, assets or liabilities of the Company without the approval of the other Parties, such approval not to be unreasonably withheld, conditioned or delayed. In any event, each Party agrees to give prior notice to the other of any such public announcement relating to the Arrangement or this Agreement and agrees to consult with the other prior to issuing each such public announcement. In particular, the Company shall not make any public announcement regarding the ICA Notification, the status of the application or the ICA Approval without the consent of the Parent and the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed. Each of the Parent and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement, which press release shall, in each case, be satisfactory in form and substance to the other Party, acting reasonably. The Company will file such press release, together with a material change report in prescribed form, with applicable Securities Authorities in each province of Canada in which it is a reporting issuer (or equivalent) under Applicable Securities Laws. Without limiting the generality of the foregoing, the Parent and the Purchaser acknowledge and agree that a copy of this Agreement will be filed on SEDAR and EDGAR by the Company and made available on the Company website promptly following the execution thereof.

5.6	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (“Transaction Personal Information”). The Purchaser shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the Transactions. If the Purchaser completes the Transactions, the Purchaser shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by Law, use or disclose Transaction Personal Information:

(i)	for purposes other than those for which such Transaction Personal Information was collected by the Company prior to the Effective Date; and

(ii)	which does not relate directly to the carrying on of the Company’s business or to the carrying out of the purposes for which the Transactions were implemented.

The Company shall protect and safeguard Transaction Personal Information against unauthorized collection, use or disclosure. The Purchaser shall cause its advisors to observe the terms of this Section 5.6 and to protect and safeguard Transaction Personal Information in their possession.

ARTICLE VI
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(i)	the Arrangement Resolution shall have been approved by the Shareholders at the Company Meeting in accordance with the Interim Order;

(ii)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner inconsistent with this Agreement;

(iii)	the Regulatory Clearances shall have been obtained and each such Regulatory Clearance is in force and has not been modified in a way that would enjoin or prohibit the closing of the Arrangement;

(iv)	no Governmental Entity shall have after the date of this Agreement enacted, issued, promulgated, made, enforced or entered, any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement; and

(v)	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of the Parent and the Purchaser

The obligations of the Purchaser to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of the Purchaser and any or all of which may be waived by the Purchaser in whole or in part in its sole discretion without prejudice to any other right the Purchaser may have under this Agreement:

(i)	all representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality or Company Material Adverse Change qualifications contained in them, except where the failure or failures of any such representations and warranties to be so true and correct in all respects would not have, individually or in the aggregate, a Company Material Adverse Change; provided that the representations and warranties of the Company in Sections 1, 2, 3, 4, 7(b)(A) and 21 of Schedule C shall be true in all respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time, and the Parent and the Purchaser shall have received a certificate of the Company addressed to the Parent and the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(ii)	all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and the Parent and the Purchaser shall have received a certificate of the Company addressed to the Parent and the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(iii)	all Third Party Consents shall have been obtained in a manner and on terms that are acceptable to the Purchaser, acting reasonably, and the Parent and the Purchaser shall have received a certificate of the Company addressed to the Parent and the Purchaser and dated as of the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(iv)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date hereof) any Company Material Adverse Change;

(v)	no act, action, suit, demand or Proceeding shall have been commenced or threatened in writing by any Governmental Entity and no Law shall have been proposed, enacted, promulgated or applied to cease trade, enjoin, prohibit, or impose material limitations, damages or material additional conditions on, the completion of the Arrangement;

~~(vi)~~	~~the aggregate number of Common Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 20% of the aggregate number of Common Shares outstanding immediately prior to the Effective Time;~~

(vi)	~~(vii)~~ the Minister shall have not sent to the Purchaser a notice under subsection 25.2(1) of the Investment Canada Act and the Governor in Council shall have not made an order under subsection 25.3(1) of the Investment Canada Act in relation to the Transactions or, if such a notice has been sent or such an order has been made, the Purchaser shall have subsequently received (i) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the Transactions on grounds of national security will not be made, (ii) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the Transactions or (iii) a copy of an order under paragraph 25.4(1)(b) authorizing the Transactions, provided that such order is on terms and conditions satisfactory to the Purchaser acting reasonably and in compliance with Section 5.3(ii) (“ICA Approval”); and

(vii)	~~(viii)~~ the Purchaser shall have not received an order under Section 92 of the Competition Act precluding completion of the Arrangement or a notice that an application will be made under Section 92 or any other applicable section of Part VIII of the Competition Act in respect of the Transactions.

6.3	Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of the Company and any or all of which may be waived by the Company in whole or in part in its sole discretion without prejudice to any other right the Company may have under this Agreement:

(i)	all representations and warranties of the Parent and the Purchaser set forth in this Agreement shall be true and correct in all respects, without regard to any materiality qualifications contained in them as at the date hereof and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to materially delay or materially impede the completion of the Arrangement, and the Company shall have received a certificate of the Purchaser addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(ii)	all covenants of the Parent and the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Parent and the Purchaser in all material respects, and the Company shall have received a certificate of the Company addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date; and

(iii)	the Purchaser shall have deposited or caused to be deposited with the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to the Company, acting reasonably) in accordance with Section 2.11 the funds required to effect payment in full of the aggregate Consideration to be paid for the Common Shares and the Depositary shall have confirmed in writing to the Company receipt of those funds.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2, and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.11 shall be released from escrow at the Effective Time without any further act or formality required on the part of any person.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

(1)         Each Party shall give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(2)         The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(iii)(b) [Breach of Representations or Covenants by Company] and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(iv)(b) [Breach of Representations or Covenants by Purchaser] unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is reasonably capable of being cured, no Party may exercise such termination right until the earlier of (i) the Outside Date and (ii) the date that is thirty days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, the notifying Party may elect to request that such meeting shall, unless the Parties agree otherwise, be postponed or adjourned in accordance with the terms of this Agreement until the expiry of such period (without causing any breach of any other provision contained herein).

(3)         No notification provided to the Parent or the Purchaser under this Section 7.1 or Section 5.2 shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and the Purchaser to consummate the Transactions or the remedies available to the ~~parties~~Parties hereunder.

7.2	Non-Solicitation, Superior Proposal, Right to Match

(1)         Subject to Section 7.2(4) and Section 7.2(5), on and after the date hereof until the termination of this Agreement, the Company shall not, directly or indirectly, through any Representative or otherwise, and shall cause each of its Subsidiaries not to, directly or indirectly or through any Representative:

(i)	make, solicit, assist, initiate, knowingly encourage, promote or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that could reasonably be expected to lead to, an Acquisition Proposal;

(ii)	participate in any discussions or negotiations with any person (other than the Parent or any of its Representatives) regarding any Acquisition Proposal;

(iii)	make a Change in Recommendation;

(iv)	accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that (a) publicly taking no position or a neutral position with respect to an Acquisition Proposal until the earlier to occur of ten business days following the earlier of the receipt and the public announcement of such Acquisition Proposal and two business days prior to the Company Meeting or (b) the submission of an Acquisition Proposal for SADI Approval, shall in each case not, in and of themselves, be considered to be in violation of this Section 7.2(1));

(v)	release any person from, terminate, waive, amend or modify any provision of or otherwise forbear the enforcement of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party, provided that, for avoidance of doubt, any clear and contractual release or deemed waiver from the standstill provisions of any such agreement in accordance with its terms without any further agreement or action by the Company or any of its Subsidiaries shall not constitute a breach of this Section 7.2(1); or

(vi)	accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding related to an Acquisition Proposal.

(2)        The Company shall, and shall instruct each of its Representatives to, immediately cease and cause to be terminated any existing solicitation, assistance, discussion, encouragement, negotiation or process with or involving any person (other than the Parent or any of its Representatives) conducted heretofore by the Company or any of its Representatives with respect to or which could reasonably be expected to lead to an actual or potential Acquisition Proposal, whether or not initiated by the Company or any of its Representatives and, in connection therewith, the Company will discontinue access to any other third party to any data rooms (virtual or otherwise) made available by and under the control of the Company (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information). The Company shall immediately request, to the extent permitted under the applicable confidentiality and standstill agreement (and exercise all rights it has to require) the return or destruction of all information provided to any third parties who have entered into a confidentiality and standstill agreement with the Company relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality and standstill agreements. The Company shall enforce the provisions of any confidentiality and standstill agreement to which it or any of its Subsidiaries is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof.

(3)        The Company shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify the Parent, at first orally and then in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or which could lead to an Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries in connection with an actual or potential Acquisition Proposal, or for access to properties, books and records or a list of securityholders of the Company or any of its Subsidiaries in connection with an actual or potential Acquisition Proposal. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request. The Company shall promptly provide (and in any event within 24 hours thereafter) copies of all correspondence, proposals, inquiries, offers or requests if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence, sent to the Company by or on behalf of the person making any such Acquisition Proposal or by or on behalf of the Company to the person making such Acquisition Proposal and such other details of the proposal, inquiry, offer or request as the Parent may reasonably request. The Company shall keep the Parent and the Purchaser informed on a prompt basis of the status, including any change to the price offered or any other material terms, of any such proposal (including amendments and proposed amendments), inquiry, offer, request, or any amendment to the foregoing and will promptly respond to all reasonable inquiries of the Parent with respect thereto.

(4)        If at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, the Company or any of its Representatives receives any bona fide written Acquisition Proposal (including, for greater certainty, a variation or other amendment to an Acquisition Proposal made prior to the date hereof) that provides for consideration per Common Share that is greater than the Consideration and was not solicited after the date hereof in contravention of, and other than any Acquisition Proposal that resulted from a breach of, this Section 7.2 by the Company, its Subsidiaries or its Representatives, then the Company and its Representatives may:

(i)	contact the person making the Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)	if the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal, and that the failure to take the relevant action would constitute a breach of its fiduciary duties:

(a)	furnish information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal and its Representatives, provided that (a) the Company promptly provides written notice to the

Parent and the Purchaser of its decision to take such action, (b) the Company first enters into a confidentiality and standstill agreement with such person that is no less favourable in the aggregate to the Company than the Confidentiality Agreement, and (c) the Company sends a copy of such confidentiality agreement to the Parent promptly following its execution and before any non-public information is provided to such person and the Parent is promptly provided (to the extent not previously provided) with any such information provided to such person; provided that the Company will not be obligated to enter into a new confidentiality agreement and standstill agreement with a person who has already entered into a confidentiality agreement with the Company in the 12 month period preceding the date of receipt of the Acquisition Proposal and such agreement will remain in effect for all applicable periods and for the purposes of this section that existing confidentiality agreement will be the confidentiality agreement to be entered into and provided to the Purchaser under clause (a) and (b);

(b)	engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its Representatives, provided that any non-public information about the Company and its Subsidiaries will only be provided if the Company has complied with Section 7.2(4)(ii); and

(c)	make a submission for SADI Approval of such Acquisition Proposal and related agreement.

(5)        The Company may terminate this Agreement pursuant to Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal] and approve, accept and enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement as described in Section 7.2(4)) if and only if:

(i)	the Company has complied with its obligations under this Section 7.2;

(ii)	the Board of Directors has determined, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would constitute a breach of its fiduciary duties;

(iii)	the Company has delivered written notice to the Parent and the Purchaser of the determination of the Board of Directors that the Acquisition Proposal is a Superior Proposal and of the intention of the Board of Directors to accept, approve or recommend such Superior Proposal and/or of the Company to enter into an agreement with respect to such Superior Proposal, together with a copy of the Acquisition Proposal and all documentation (including all agreements, arrangements and understandings) comprising the Acquisition Proposal to the extent not previously provided and a summary of the valuation analysis attributed by the Board of Directors to any non-cash consideration included in the Acquisition Proposal (collectively, the “Superior Proposal Notice”);

(iv)	at least five business days have elapsed from the date the Superior Proposal Notice was received by the Parent and the Purchaser, which five business day period is referred to herein as the “Right to Match Period” (for greater certainty, the Right to Match Period shall expire at 5:00 p.m. (Toronto time) on the fifth business day following the day that the Superior Proposal Notice was sent to the Parent);

(v)	if the Parent and the Purchaser have offered to amend the terms and conditions of this Agreement during the Right to Match Period pursuant to Section 7.2(6), the Board of Directors has determined in accordance with Section 7.2(6) that such Acquisition Proposal continues to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period; and

(vi)	prior to or simultaneously with, and as a condition to the effectiveness of a termination of this Agreement pursuant to Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal], the Company pays the Company Termination Payment prescribed by Section 8.2(1) (which can be satisfied by paying the amount in trust to Canadian counsel for the Parent named in Section 9.2).

(6)        During the Right to Match Period, the Parent and the Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement, and the Company shall cooperate with the Parent and the Purchaser with respect thereto, including negotiating in good faith with the Parent and the Purchaser to enable the Parent and the Purchaser to make such adjustments to the terms and conditions of this Agreement and the Arrangement as the Parent and the Purchaser deem appropriate and as would permit the Parent and the Purchaser to proceed with the Arrangement and any related transactions on such adjusted terms and applying for SADI Approval for any adjusted terms. The Board of Directors will review any such offer by the Parent and the Purchaser to amend the terms of the Arrangement and this Agreement in order to determine, in the exercise of its fiduciary duties, after consultation with its outside legal counsel and financial advisors, whether the Parent and the Purchaser’s offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period. If the Board of Directors so determines that the applicable Acquisition Proposal would cease to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, the Parent and the Purchaser will apply for SADI Approval of the adjusted terms and, if granted, amend the terms of the Arrangement and the Company. The Parent and Purchaser

may not withdraw their offer to make such amendment to the terms of the Arrangement while such SADI Approval is pending and on the grant of that SADI approval the Parent and the Purchaser shall enter into an amendment to this Agreement reflecting the offer by the Parent and the Purchaser to amend the terms of the Arrangement and this Agreement.

(7)        The Board of Directors will promptly reaffirm its Company Recommendation by press release after (i) any Acquisition Proposal is publicly announced or made and the Board of Directors determines it is not a Superior Proposal, (ii) the Board of Directors determines that a proposed amendment to the terms of the Arrangement pursuant to Section 7.2(6) would result in an Acquisition Proposal not being a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, and the Parent and the Purchaser have so amended the terms of the Arrangement in accordance with Section 7.2(6), or (iii) the Purchaser, acting reasonably, requests in writing reaffirmation of such Company Recommendation by the Board of Directors (~~expect~~except that if the Company advises the Purchaser that it intends to make or has made a submission for SADI Approval of an Acquisition Proposal such reaffirmation is not required to be provided until such submission has been processed and a final determination made as to whether to provide the SADI Approval). The Parent and the Purchaser will be given a reasonable opportunity to review and comment on the form and content of any such press release.

(8)        Each additional amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or otherwise constitutes a material amendment to the Acquisition Proposal will constitute a new Acquisition Proposal for purposes of this Section 7.2, and the Parent and the Purchaser shall be afforded a new Right to Match Period in respect of each such new Acquisition Proposal from the date the Superior Proposal Notice was received by the Parent in respect of such new Acquisition Proposal. In the event the Company provides the notice contemplated by Section 7.2(3) on a date which is less than ten days prior to the Company Meeting, the Purchaser shall be entitled to require the Company to adjourn or postpone the Company Meeting in accordance with the terms of this Agreement to a date that is not more than ten days after the scheduled date of the Company Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date less than five business days prior to the Outside Date. In the event the Company provides the notice contemplated by Section 7.2(5), the Purchaser shall be entitled to require the Company to adjourn or postpone the Company Meeting to a date that is not less than five business days after the Right to Match Period has expired, provided that in no event shall such adjourned or postponed meeting be held less than five business days prior to the Outside Date. In the event the Company receives any proposal, inquiry, offer or request which could relate to or constitute an Acquisition Proposal on a date which is less than 45 days prior to the Company Meeting, the Board of Directors shall be entitled, notwithstanding any rights of the Purchaser granted in this section, to adjourn or postpone the Company Meeting to a date that is not more than 45 days after the scheduled date of the Company Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date less than five business days prior to the Outside Date.

(9)        Nothing in this Agreement shall prevent the Board of Directors from issuing a directors’ circular or otherwise responding as required by Laws to an Acquisition Proposal or from calling and holding a meeting of Shareholders requisitioned by Shareholders pursuant to the BCBCA or ordered to be held by a court pursuant to the BCBCA.

7.3	Information Rights

The Parent and the Purchaser acknowledge having completed their due diligence investigation of the Company, but, for informational purposes only the Company agrees, upon reasonable notice, to continue to provide the Purchaser and its Representatives with reasonable access without unreasonable disruption to the conduct of the Company’s business during normal business hours to the books, records, information and files in the Company’s possession and control, and access (upon reasonable advance notice during normal business hours and with, at the Company’s option, a Company representative present) to its personnel on an as requested basis, as well as reasonable access to the properties of the Company and each of its Subsidiaries, for strategic planning purposes; provided, however, that no such access shall affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement. The Company shall cooperate with the Parent and the Purchaser to promptly provide, without unreasonable disruption to the conduct of the Company’s business, any information that they reasonably request. The foregoing shall be subject to the Confidentiality Agreement and nothing in the foregoing shall require the Company to disclose information which it is prohibited from disclosing pursuant to Law.

7.4	Shareholder Claims

The Company shall promptly notify the Purchaser and the Parent of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of the Company in connection with any of the Transactions. The Company shall consult with the Purchaser and the Parent prior to settling any such claim and shall not settle or compromise, or agree to settle or compromise, any such claim without the prior written consent of the Parent and the Purchaser.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.1	Termination

(1)        This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution or the Arrangement by the Shareholders and/or the Court):

(i)	by mutual written agreement of the Company, the Parent and the Purchaser;

(ii)	by either the Company or the Purchaser, if:

(a)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.1(1)(ii)(a) shall not be available to any such Party whose failure (or, in the case of the Purchaser, the failure of any of the Purchaser or the Parent) to fulfill any of its obligations has been the principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(b)	after the date hereof, there shall be enacted, issued, promulgated, made, enforced or amended any Law (which Law shall have become final and non-appealable) that restrains, enjoins or otherwise prohibits the consummation of, or dissolves, the Arrangement;

(c)	the Purchaser elects not to match a Superior Proposal in accordance with the terms of Section 7.2, provided the Company has paid to the Purchaser the applicable Termination Payment in accordance with Section 8.2 (provided that the Purchaser may not exercise this right of termination if the Company has advised the Purchaser that it intends to make or has made a submission for SADI Approval in respect of an Acquisition Proposal while such submission is outstanding or pending); or

(d)	the Arrangement Resolution shall have failed to receive the Requisite ~~Shareholder~~Securityholder Approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(iii)	by the Purchaser, if:

(a)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders, (A) the Board of Directors shall have effected a Change in Recommendation, (B) the Company shall have breached Section 7.2 in any material respect, or (C) the Purchaser requests in writing that the Board of Directors unconditionally reaffirm its Company Recommendation and the Board of Directors shall not have done so by the earlier to occur of (x) the tenth business day following receipt of such request and (y) two business days prior to the Company Meeting (expect that if the Company advises the Purchaser that it intends to make or has made a submission for SADI Approval of an Acquisition Proposal such reaffirmation is not required to be provided until such submission has been processed and a final determination made as to whether to provide the SADI Approval);

(b)	subject to Section 7.1(2), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied at such time; provided that the Purchaser or the Parent is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(c)	after the date hereof and prior to the Effective Time, a Company Material Adverse Change has occurred and the Company Material Adverse Change is still in existence on the Effective Date~~; or~~.

~~(d)~~	~~immediately before the proposed Effective Time, the condition in Section 6.2(vi) is not met or waived by the Purchaser;~~

(iv)	by the Company, if:

(a)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders, the Board of Directors authorizes the Company, subject to complying with the terms of Section 7.2 and Section 8.2(1), to approve, accept and enter into a definitive agreement (other than a confidentiality agreement) with respect to a Superior Proposal;

(b)	subject to Section 7.1(2), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser or the Parent set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied at such time; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied;

(c)	the Purchaser does not provide or cause to be provided the Depositary with sufficient funds to complete the Arrangement as required pursuant to Section 2.11; or

(d)	the Company has confirmed in writing to the Parent and Purchaser that it is entitled to and is ready to implement the Plan of Arrangement under Section 2.10 and the Purchaser fails to take all steps it is required to take in order for the Company to implement the Plan of Arrangement within two business days following the written notice provided by the Company.

(2)        The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(1)(i)) shall give written notice of such termination to the other Parties.

8.2	Termination Payment by Company

(1)        If a Termination Payment Event occurs, the Company shall pay as directed by the Parent in writing (by wire transfer of immediately available funds) the Company Termination Payment in accordance with this Section 8.2. For the purposes of this Agreement, “Termination Payment Event” means the termination of this Agreement pursuant to:

(i)	Section 8.1(1)(iii)(a) [Change in Recommendation] prior to the Company Meeting or Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal]; or

(ii)	Section 8.1(1)(~~ii)(a) [Outside Date] or Section 8.1(1)(ii)(d) [Failure to Receive Requisite Shareholder Approval] either by the Company or the Purchaser, or Section 8.1(1)(~~iii)(b)[Breach of Representations or Covenants] by the Purchaser, but only if, in the case of this paragraph (ii): (a) following the date hereof and prior to the termination of this Agreement, an Acquisition Proposal shall have been communicated or otherwise made known to the Company by any person other than the Purchaser or the Parent or any affiliate thereof, and (b) a definitive agreement providing for an Acquisition Proposal is entered into within 12 months of termination of this Agreement, and such Acquisition Proposal is later consummated or effected (whether or not within such one-year period).

(2)        If a Termination Payment Event occurs due to a termination of this Agreement by the Company pursuant to Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal], the Company Termination Payment shall be paid on the first business day following receipt by the Purchaser of notice of termination of this Agreement by the Company. If a Termination Payment Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 8.1(1)(iii)(a) [Change in Recommendation] the Company Termination Payment shall be paid within five business days following receipt by the Company of notice of termination of this Agreement by the Purchaser. If a Termination Payment Event occurs in the ~~circumstances~~circumstance set out in Section 8.2(1)(ii), the Company Termination Payment shall be paid upon the consummation of the applicable Acquisition Proposal referred to therein. For the avoidance of doubt, in the event that the Company terminates this Agreement at a time when the Parent or the Purchaser would have had the right to terminate this Agreement and be entitled hereunder to receive the Company Termination Payment, the Parent shall be entitled to receipt of the Company Termination Payment that would have been (or would have subsequently become) payable had the Parent terminated this Agreement at such time.

(3)        Upon written notice to the Company, the Parent may assign its right to receive the Company Termination Payment to any of its Subsidiaries or affiliates.

(4)        The Company shall not be obligated to make more than one Company Termination Payment under this Section 8.2 if one or more of the events specified herein occur.

(5)        Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner the Company Termination Payment due pursuant to this Section 8.2, and, in order to obtain such payment, the Parent makes a claim that results in a judgment against the Company, the Company shall pay to the Parent its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the Company Termination Payment due pursuant to this Section 8.2 at the prime rate of the Royal Bank of Canada in effect on the date such payment was required to be made, plus three percentage points.

8.3	Termination Payment by Parent

(1)        If the Company terminates this Agreement under Sections 8.1(1)(iv)(b), 8.1(1)(iv)(c) or 8.1(1)(iv)(d), the Parent will, as directed by the Company in writing, pay the Parent Termination Payment (by wire transfer of immediately available funds). The Parent Termination Payment will be paid within two business days of the date of written demand of the Company. For the avoidance of doubt, in the event that the Parent or Purchaser terminates this Agreement at a time when the Company would have had the right to terminate this Agreement and be entitled hereunder to receive the Parent Termination Payment, the Company shall be entitled to receipt of the Parent Termination Payment that would have been (or would have subsequently become) payable had the Company terminated this Agreement at such time.

(2)        Upon written notice to the Parent, the Company may assign its right to receive the Parent Termination Payment to any of its Subsidiaries or affiliates.

(3)        The Parent shall not be obligated to make more than one Parent Termination Payment under this Section 8.3 if one or more of the events specified herein occur.

(4)        Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Parent shall fail to pay in a timely manner the Parent Termination Payment due pursuant to this Section 8.3, and, in order to obtain such payment, the Company makes a claim that results in a judgment against the Parent, the Parent shall pay to the Company its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the Parent Termination Payment due pursuant to this Section 8.3 at the prime rate of the Royal Bank of Canada in effect on the date such payment was required to be made, plus three percentage points.

8.4	Effect of Termination

If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that (i) the provisions of this Section 8.4, Section 5.6, Section 8.2, Section 9.2, Section 9.3, Section 9.6, Section 9.9, Section 9.10, Section 9.11 and Section 9.12 (including all related definitions set forth herein) shall survive any termination hereof pursuant to Section 8.1(1), and (ii) the payment of the Company Termination Payment or the Parent Termination Payment is the sole remedy in compensation or damages of, as applicable, the Company and its Subsidiaries and the Parent and the Purchaser with respect to the event or events giving rise to the termination of this Agreement, provided that neither the termination of this Agreement nor anything contained in this Section 8.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by any other Party as a result of a knowing, intentional or wilful breach of this Agreement, including a knowing, intentional, wilful or fraudulent making of a representation or knowing, intentional or wilful non-compliance with a covenant of this Agreement.

8.5	Waiver

(1)        At any time prior to the termination of this Agreement pursuant to Section 8.1, any Party may (i) extend the time for the performance of any of the obligations or other acts of any other Party or (ii) waive compliance with any of the agreements of the other Party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(2)        No waiver of any of the provisions of this Agreement by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

ARTICLE IX
GENERAL PROVISIONS

9.1	Directors’ and Officers’ Insurance

(1)        Prior to the Effective Date, the Company shall purchase pre-paid, non-cancellable directors’ and officers’ liability insurance for the Company’s present and former directors and officers and those of its Subsidiaries, covering claims made prior to and within six years after the Effective Time, on a “trailing” or “run-off” basis and otherwise bearing such terms and conditions as the Company may, in its sole discretion, determine, provided that such insurance is available at a one-time cost that is not in excess of 250% of the annual cost to the Company of the Company’s current directors’ and officers’ insurance policy and that the Company shall have consulted with the Parent as to the pricing and scope of such insurance. From and after the Effective Time, the Company or the Parent, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of the Company’s present and former directors and officers thereunder.

(2)        Following the Effective Time, and subject to compliance with Laws, the Parent shall cause the Company and its Subsidiaries (or their successors) to comply with all of their obligations to the present and former employees, directors and officers of the Company and its Subsidiaries under the agreements and rights to indemnification or exculpation as are disclosed in the Company Disclosure Letter, including by paying to the individuals party to such agreements, in each case, such amounts as are required in accordance with such agreements. Subject to compliance with Laws, such rights to indemnification or exculpation shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of present and former officers and directors of the Company and its Subsidiaries for a period of six years from the Effective Time.

9.2	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not, the next succeeding business day) unless actually received after 4:30 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

(i)	if to the Company:

Norsat International Inc.

110-4020 Viking Way

Richmond, British Columbia V6V 2L4 Canada

Attention:	Amiee Chan, Chief Executive Officer
Facsimile:	(604) 821-2801

Attention:	Arthur Chin, Chief Financial Officer
Facsimile:	(604) 821-2801

with a copy (which shall not itself constitute notice) to:

McMillan LLP

1055 West Georgia Street

Royal Centre, Suite 1500

Vancouver, British Columbia V6E 4N7

Attention:	Leo Raffin
Facsimile:	(604) 685-7084

(ii)	if to Privet, the Parent or the Purchaser:

~~Hytera Communications Co., Ltd.~~

~~Hytera Tower, Shenzhen Hi-Tech Industrial Park North, Beihuan~~

~~RD. 9108# Nanshan District, Shenzhen, P.R.C.~~

~~IRIS Holdings, Inc.~~

~~c/o~~ Privet Fund Management LLC

79 West Paces Ferry Road, Suite 200B

Atlanta, Georgia 30305

Attention:	~~Nuo Xu, Chief Investment Officer~~Ryan Levenson, Managing
Member
Facsimile:	~~+86 (755) 8613-3699, Ext. 0027~~(404) 419-2681

with a copy (which shall not itself constitute notice) to:

~~Baker & McKenzie~~Bryan Cave LLP

~~Brookfield Place~~

~~Bay/Wellington Tower~~

One Atlantic Center

1201 W. Peachtree St., NW, Fourteenth Floor

Atlanta, Georgia 30309

Attention:	Rick Miller
Facsimile:	(404) 420-0787

with a copy (which shall not itself constitute notice) to:

SkyLaw Professional Corporation

~~181 Bay Street~~3 Bridgman Avenue, Suite ~~2100~~204

Toronto, Ontario~~,~~ M5R 3V4 Canada ~~M5J 2T3~~

Attention:	~~Charlie MacCready~~Kevin R. West
Facsimile:	(~~416~~866) ~~863-6275~~832-0623

9.3	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The Parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia with respect to any dispute, claim or other matter arising under this Agreement.

9.4	Injunctive Relief and Specific Performance

The Parties agree that irreparable damage would occur for which money damages would not be an adequate remedy at Law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or the Parent or the Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and the Parent and the Purchaser, on the other hand, shall be entitled, without the requirement to post a bond or other security, to an injunction or injunctions and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the other, to seek enforcement of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. The

Parties further agree that (i) by seeking the remedies provided for in this Section 9.4, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.4 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.4 shall require any party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.4 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect

This Agreement, the Company Disclosure Letter and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and cancel and supersede all such prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement, the Company Disclosure Letter and the Confidentiality Agreement.

9.7	Assignment

This Agreement shall not be assigned by operation of Law or otherwise other than as expressly permitted by this Agreement. This Agreement may be assigned by the Company with the prior written consent of the Parent and the Purchaser and may be assigned by the Parent and the Purchaser with the prior written consent of the Company. Subject to the receipt of a SADI Approval, the Purchaser may assign, without the consent of the Company, all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a Subsidiary of the Parent, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

9.9	Contra Proferentum

The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

9.10	No Third Party Beneficiaries

This Agreement is not intended to confer on any person other than the Parties, any rights or remedies, except that the provisions of Section 9.1 are (i) intended for the benefit of the persons specified therein as and to the extent applicable in accordance with their terms, and will be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives and the Company will hold the rights and benefits of Section 9.1 in trust for and on behalf of such persons and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such persons as directed by such persons, and (ii) in addition to, and not in substitution for, any other rights that such persons may have by contract or otherwise.

9.11	No Liability

No director or officer of the Parent or the Purchaser shall have any personal liability whatsoever to the Company or any third party beneficiary under this Agreement and the Plan of Arrangement or any other document delivered in connection with the Transactions on behalf of the Parent and the Purchaser. No director or officer of the Company shall have any personal liability whatsoever to the Parent and the Purchaser under this Agreement and the Plan of Arrangement or any other document delivered in connection with the Transactions on behalf of the Company.

9.12	Expenses

The Parties agree that all costs and expenses of the Parties relating to the transactions contemplated under this Agreement, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expense.

9.13	Counterparts, Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. The Parties shall be entitled to rely upon delivery of an executed facsimile, PDF email transmission or similar executed electronic copy of this Agreement, and such facsimile, PDF email transmission or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

9.14	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(iii)	modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(iv)	modify any mutual conditions precedent herein contained.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parent, the Purchaser ~~and~~, the Company and, solely with respect to Section 5.3(2) thereof, Privet, have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PRIVET FUND MANAGEMENT LLC

By:
Name:
Title:

IRIS HOLDINGS, INC.

By:	~~“Chen Qingzhou”~~
Name: ~~Chen Qingzhou~~
Title: ~~Chairman and CEO~~

~~HYTERA PROJECT~~IRIS CANADA ACQUISITION CORP.

By:	~~“Zeng Hua”~~
Name: ~~Zeng Hua~~
Title: ~~Director~~

NORSAT INTERNATIONAL INC.

By:	~~“Amiee Chan”~~
Name: Amiee Chan
Title: President and CEO

SCHEDULE A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.       The arrangement (the “Arrangement”) pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Norsat International Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Company Circular”) dated ●, 2017 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented), is hereby authorized, approved and adopted.

2.       The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented) (the “Plan of Arrangement”) implementing the Arrangement, the full text of which is set out in Appendix “●” to the Company Circular, is hereby authorized, approved and adopted.

3.       The (i) the arrangement agreement (the “Arrangement Agreement”) made as of ~~March 24,~~May [   ], 2017 between the Company, ~~the Parent and the Purchaser,~~IRIS Holdings, Inc., IRIS Canada Acquisition Corp. and, solely with respect to Section 5.3(2) thereof, Privet, and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.       The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Company Circular).

5.       Notwithstanding that these resolutions have been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the ~~Supreme~~ Court ~~of British Columbia~~, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, the Plan of Arrangement or the Court, and (ii) not to proceed with the Arrangement and related transactions.

6.       Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE B

PLAN OF ARRANGEMENT

PURSUANT TO DIVISION 5 OF PART 9

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1.

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of those terms will have corresponding meanings:

(a)        “Arrangement Agreement” means the arrangement agreement made as of ~~March 24,~~May [ ], 2017 between the Parent, the Purchaser, the Company and, solely with respect to Section 5.3(2) thereof, Privet, as the same may be supplemented or amended from time to time in accordance with its terms;

(b)        “Arrangement Resolution” means the special resolution of Shareholders approving the Arrangement to be considered at the Company Meeting;

(c)        “Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA as set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, Article 3 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

(d)        “BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

(e)        “Board” means the board of directors of the Company;

(f)        “Business Day” means any day (other than a Saturday, a Sunday, a statutory or civic holiday) on which commercial banks located in Vancouver, British Columbia and Toronto, Ontario are open for the conduct of business;

(g)        “Canadian Equivalent of the Share Consideration” means the amount in Canadian dollars of the Share Consideration on the basis of the United States to Canadian dollar daily exchange rate on the date that is three business days immediately preceding the Effective Date as reported by the Bank of Canada;

(h)        “Company” means Norsat International Inc., a company existing under the laws of British Columbia;

(i)        “Company Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(j)         “Court” means the Supreme Court of British Columbia;

(k)        “Depositary” means Computershare Investor Services Inc., as depositary;

(l)         “Dissent Rights” has the meaning ascribed thereto in Section 4.1;

(m)       “Dissenting Shareholder” means a registered holder of Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(n)        “Dissenting Shares” means the Shares held by Dissenting Shareholders;

(o)       “Dividend Per Share” the amount per Share declared by the Board as the Permitted Dividend;

(p)        “Effective Date” means the date the Purchaser and the Company agree upon in writing as the Effective Date;

(q)        “Effective Time” means the time on the Effective Date the Company and the Purchaser agree upon in writing as the Effective Time;

(r)        “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time before the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

(s)       “Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including any stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

(t)         “holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

(u)        “Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

(v)         “Laws” means any applicable laws including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic, or foreign, and the terms and conditions of any grant of approval, permission, authority or licence of other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more person, means such Laws as are binding upon or applicable to such person or its assets;

(w)       “Letter of Transmittal” means the letter of transmittal to be delivered by the Company to Shareholders providing for the delivery of Shares to the Depositary;

(x)        “Liens” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(y)        “Option” means an option to purchase a Share granted by the Company under the Stock Option Plan;

(z)        “Optionholder” means a holder of one or more Options;

(aa)       “Parent” means ~~Hytera Communications Co., Ltd~~IRIS Holdings, Inc., a corporation existing under the laws of the ~~People’s Republic~~State of ~~China~~Delaware;

(bb)      “Parent Parties” means Privet and Privet Fund LP;

(cc)      ~~(bb)~~ “Plan of Arrangement” or “Plan” means this plan of arrangement, including any appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

(dd)     “Privet” means Privet Fund Management LLC, a limited liability company existing under the laws of the State of Delaware;

(ee)      ~~(cc)~~ “Purchaser” means ~~Hytera Project~~IRIS Canada Acquisition Corp., a company incorporated under the laws of the Province of British Columbia;

(ff)	~~(dd)~~ “RSU holder” means a holder of one or more RSUs;

(gg)	~~(cc)~~ “RSU Plan” means the Restricted Share Unit Plan of the Company dated May 9, 2012, as may be amended, restated or supplemented;

(hh)	~~(ff)~~ “RSUs” means the restricted share units granted by the Company under the RSU Plan;

(ii)	~~(gg)~~ “Share Consideration” means U.S.$~~10.25~~11.00 in cash per Share, subject to adjustment pursuant to the terms of the Arrangement Agreement and in accordance with the Plan of Arrangement;

(jj)	~~(hh)~~ “Shareholder” means a holder of one or more Shares;

(kk)	~~(ii)~~ “Shares” means the common shares in the capital of the Company;

(ll)	~~(jj)~~ “Stock Option Plan” means the Stock Option Plan of the Company dated May 9, 2012, as may be amended, restated or supplemented;

(mm)	~~(kk)~~ “Tax Act” means the Income Tax Act (Canada) including all regulations thereunder; and

(nn)	~~(ll)~~ “U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

Any capitalized term used but not defined in this Plan will have the meaning ascribed to such term in the Arrangement Agreement. In addition, words and phrases used in this Plan and defined in the BCBCA and not otherwise defined in this Plan or in the Arrangement Agreement will have the same meaning in this Plan as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

If a date on which an action is required to be taken hereunder by a Party is not a Business Day, such action will be required to be taken on the next day which is a Business Day.

1.5	Time

Time will be of the essence in every matter or action contemplated hereunder. All times expressed in this Plan or in any letter of transmittal contemplated in this Plan are local time (British Columbia) unless otherwise stipulated.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America.

ARTICLE 2.

EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which will occur in the order set forth in this Plan.

2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and will be binding upon the Purchaser, the Company, Shareholders, Optionholders, RSU holders and all beneficial owners of Shares, Options and RSUs in each case without any further act or formality required on the part of any person.

ARTICLE 3.

ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below will occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a)        notwithstanding the Stock Option Plan or any agreements or other arrangements relating to the Options, each Option outstanding immediately before the Effective Time (whether vested or unvested) will be transferred from the holder thereof to the Company (free and clear of all Liens) and, subject to Article 5, in consideration therefor the Company will pay the amount, if any, by which the Canadian Equivalent of the Share Consideration exceeds the exercise price per Common Share of such Option;

(b)        at the same time as the steps in Section 3.1(a) (i) each holder of Options will cease to be a holder of such Options, (ii) such holder’s name will be removed from the register of Optionholders, (iii) each Option will be cancelled and the Stock Option Plan and all agreements or commitments relating to the Options will be terminated and will be of no further force and effect, and (iv) such holder will thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(a) at the time and in the manner specified in Section 3.1(a);

(c)        notwithstanding the RSU Plan or any agreements or other arrangements relating to the RSUs, each RSU outstanding immediately before the Effective Time (whether vested or unvested) will be transferred from the holder thereof to the Company and, subject to Article 5, in consideration therefor the Company will pay an amount equal to the Share Consideration;

(d)        at the same time as the steps in Section 3.1(c), (i) each holder of RSUs will cease to be a holder of such RSUs, (ii) such holder’s name will be removed from the register of RSU holders, (iii) each RSU will be cancelled and the RSU Plan and all agreements or commitments relating to the RSUs will be terminated and will be of no further force and effect, and (iv) such holder will thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(c) at the time and in the manner specified in Section 3.1(c);

(e)        each issued Share held by a Shareholder (other than a Dissenting Shareholder or the ~~Purchaser or any subsidiary of the Purchaser~~Parent Parties) will be transferred to the Purchaser (free and clear of any Liens) and, subject to Article 5, in consideration therefor the Purchaser will pay the Share Consideration;

(f)         each Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Purchaser and the Purchaser will thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder will be removed from the central securities register of the Company as a holder of Shares and the Shares so transferred will be cancelled;

(g)        at the same time as the steps in Sections 3.1(e) and 3.1(f), with respect to each Share transferred to the Purchaser in accordance therewith,

(i)       the holder thereof will cease to be the holder thereof or to have any rights as a holder in respect of such Share and the name of the holder thereof will be removed from the central securities register of the Company with respect to such Share; and

(ii)       legal and beneficial title to such Share will vest in the Purchaser and the Purchaser will be and be deemed to be the transferee and legal and beneficial owner of such Share (free and clear of any Liens) and will be entered in the central securities register of the Company as the sole holder thereof; and

(h)        each holder of Shares, Options and RSUs, with respect to each step set out above applicable to such holder, will be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Share, Option or RSU, as the case may be, in accordance with such step.

ARTICLE 4.

DISSENT RIGHTS

4.1	Rights of Dissent

Each registered Shareholder may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth under Division 2 of Part 8 of the BCBCA, the Interim Order and this Article 4 in connection with the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to and received by the Company at least two days before the Company Meeting. Shareholders who duly exercise such Dissent Rights and who:

(a)        are ultimately determined to be entitled to be paid fair value by the Purchaser for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to the Purchaser pursuant to Section 3.1(f) in consideration of such fair value; or

(b)        are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(f) and be entitled to receive only the consideration set forth in Section 3.1(e);

but in no case will the Company or the Purchaser or any other person be required to recognize such holders as holders of Shares after the completion of the steps set forth in Section 3.1, and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Shares as and from the completion of the steps in Section 3.1. For greater certainty, and in addition to any other restriction under Section 242 of the BCBCA, no Optionholder or RSU holder, or a Shareholder who has voted (or instructed a proxyholder to vote) in favour of the Arrangement Resolution, will be entitled to exercise Dissent Rights.

ARTICLE 5.

CERTIFICATES AND PAYMENTS

5.1	Payments

(a)        Following the receipt of the Final Order and before the Effective Date the Purchaser will deposit or arrange to be deposited cash with the Depositary in the aggregate amount equal to payments in respect of Shares required by this Plan of Arrangement to be paid by the Purchaser (calculated without reference to whether any Shareholder has exercised Dissent Rights), which cash will be held by the Depositary for distribution to the Shareholders in accordance with the provisions of the Plan;

(b)        At the Effective Time, the Company will pay the amounts, net of applicable withholdings, to be paid to holders of Options and RSUs under Sections 3.1(a) and 3.1(c) either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii)

in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque (delivered to such holder of Options or RSUs as applicable, as reflected on the register maintained by or on behalf of the Company in respect of Options and RSUs).

(c)        As soon as practicable following the later of the Effective Date and the surrender to the Depositary by or on behalf of a former holder of Shares of a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require (including a certificate which immediately before the Effective Time represented Shares that were transferred under Section 3.1) and as would have been required to effect such transfer under the BCBCA, the articles of the Company and the Securities Transfer Act (British Columbia) after giving effect to Section 3.1 the former holder of such Shares will be entitled to receive the Share Consideration, less any amounts withheld pursuant to Section 5.4.

(d)        Subject to Section 5.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately before the Effective Time represented Shares will be deemed after the time described in Section 3.1 to represent only the right to receive from the Depositary upon such surrender the Share Consideration or in the case of a Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of the Shares in respect of which they have validly exercised Dissent Rights, the fair value of their Shares, less in each case any amounts withheld pursuant to Section 5.4.

(e)        The Company and the Purchaser will cause the Depositary, as soon as a former holder of Shares becomes entitled to the Share Consideration in accordance with Section 5.1(c), to:

(i)        forward or cause to be forwarded to such former holder at the address specified in the Letter of Transmittal;

(ii)        if requested by such former holder in the Letter of Transmittal make available at the offices of the Depositary specified in the Letter of Transmittal; or

(iii)        if the Letter of Transmittal neither specifies an address as described in Section 5.1(e)(i) nor contains a request as described in Section 5.1(e)(ii), forward or cause to be forwarded to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of the Company immediately before the Effective Time; a cheque(s) (or other form of immediately available funds) representing the Share Consideration payable to such former holder in accordance with the provisions hereof.

5.2	Loss of Certificates

If a certificate which immediately before the Effective Time represented an outstanding Share that was acquired by the Purchaser pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Share, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the Share Consideration the former holder of such Share is entitled to receive pursuant to Section 3.1 in accordance with the instructions in such holder’s Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Share will, as a condition precedent to the delivery of such Share Consideration give a bond satisfactory to the Company, the Purchaser and the Depositary in such sum as the Purchaser may direct or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Company and the Purchaser against any claim that may be made against the Company or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights

If any former holder of Shares fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such former holder to receive the Share Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Share Consideration (including any interest accrued thereon) held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Share Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

5.4	Withholding Rights

Subject to the provisions of any applicable income tax treaty between Canada and the country where the recipient is resident, the Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder, Optionholder or RSU holder under this Plan of Arrangement (including any payment to Dissenting Shareholders) such amounts as the Company, the Purchaser or the Depositary may be required or permitted to deduct and withhold with respect to such payment or deliverable under the Tax Act, the U.S. Tax Code and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law. For the purposes hereof, all such withheld amounts will be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be.

5.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over any and all Shares, Options and RSUs issued before the Effective Time, (b) the rights and obligations of Shareholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Options and RSUs will be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6.

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)        The Company reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time before the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Purchaser, (iii) if made following the Company Meeting, approved by the Court and (iv) communicated to or approved by Shareholders if and as required by the Court.

(b)        Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time before the Company Meeting (provided that the Purchaser has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)        Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and the Purchaser and (ii) if required by the Court or applicable Law, is consented to by Shareholders voting in the manner directed by the Court.

(d)        Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Shares.

ARTICLE 7.

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.         Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization (to the extent the “good standing” concept is applicable in such jurisdiction) and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company and each of its Subsidiaries is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification (to the extent the “good standing” concept is applicable in such jurisdiction). The Company has made available to the Parent and the Purchaser complete and correct copies of the Company’s and its Subsidiaries’ Constating Documents, and each as so delivered is in full force and effect.

2.	Capital Structure.

(a)	The authorized capital of the Company consists of an unlimited number of Common Shares without par value of which 5,848,808 Common Shares are issued or outstanding on the date hereof. All of the issued and outstanding Common Shares have been duly authorized and are validly issued, fully paid and non-assessable.

(b)	On the date hereof, there are 583,166 Common Shares reserved for issuance upon exercise of the outstanding Options. Section 2(b) of the Company Disclosure Letter sets forth a complete and accurate list of Options issued and outstanding on the date hereof, including, with respect to each such Option, the name of the holder, the date of grant, the exercise price per Common Share, the number of Common Shares originally granted subject to such Option (as adjusted to reflect all splits, combinations, share dividends and other adjustments), the number of Common Shares that remain subject to the Option, the vesting schedule (including a description of all applicable accelerated vesting provisions) and the expiration date. Each Option has been granted with an exercise price no less than the fair market value of the underlying Common Shares on the date of grant. All grants of Options were validly issued and properly approved by the Board of Directors or a duly authorized committee thereof no later than the date on which the grant of such Option was by its terms to be effective in accordance with all Laws and all required approvals by the Shareholders were timely obtained. Upon any issuance of any Common Shares in accordance with the terms of the Stock Option Plan, such Common Shares will be duly authorized, validly issued, fully paid and non-assessable.

(c)	On the date hereof, there are 95,260 RSUs outstanding. Section 2(c) of the Company Disclosure Letter contains a complete and accurate list of the RSUs issued and outstanding as of the date hereof, including, with respect to each such RSU, the name of the holder, the date of grant, the vesting schedule (including a description of all applicable accelerated vesting provisions) and the expiration date. Each RSU has been granted with an exercise price no less than the fair market value of the underlying Common Shares on the date of grant. Upon any issuance of any Common Shares in accordance with the terms of the RSUs, such Common Shares will be duly authorized, validly issued, fully paid and non-assessable. All grants of RSUs were validly issued and properly approved by the Board of Directors.

(d)	Except as set forth above, there are no outstanding (A) shares of, or other equity or voting interests in, the Company, (B) Convertible Securities or other securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (C) options, share appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (D) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (A), (B), (C) and (D), together with the shares of the Company, the options and the RSUs being referred to collectively as “Company Securities”) or (E) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. There are no Contracts which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Securities.

(e)	None of the Company or any of its Subsidiaries (A) is a party to any agreement with respect to the voting of, restricting the transfer of, or granting preemptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to, any securities of the Company (other than this Agreement and the Voting Support Agreements) or (B) has any contractual obligation to file a prospectus or registration statement under Applicable Securities Laws, in respect of any securities of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Shareholders on any matter.

(f)	The aggregate book value of the assets of the Company and its Subsidiaries and the enterprise value of the Company and its Subsidiaries, calculated in the manner prescribed by the Investment Canada Act, is less than Cdn.$379 million and Cdn.$600 million, respectively, and neither the Company nor its Subsidiaries carry on, or control, directly or indirectly, another entity that carries on, a cultural business (as such term is defined in the Investment Canada Act).

(g)	The aggregate book value of the assets of the Company and its Subsidiaries and the gross revenues from sales in or from Canada generated from those assets, all as determined in accordance with Part IX of the Competition Act do not exceed Cdn.$88 million.

(h)	Other than the RSUs listed in Section 2(d) of the Company Disclosure Letter, there are no outstanding or authorized share appreciation rights, restricted share units, phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, the Company.

3.	Subsidiaries.

(a)	Section 3(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization and function of each Subsidiary of the Company. Other than as listed in Section 3(a) of the Company Disclosure Letter and except for the Company’s Subsidiaries, the Company does not own, directly or indirectly, any shares of, or other equity or voting interest in, any person.

(b)	All of the outstanding shares of, or other equity or voting interest in, each Subsidiary of the Company (A) have been duly authorized, validly issued and are fully paid and non-assessable and (B) are owned, directly or indirectly, by the Company, free and clear of any Lien or other restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity or voting interest) that would prevent the operation by the Parent of such Subsidiary’s business as presently conducted.

(c)	There are no outstanding (A) Convertible Securities or other securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (B) options, share appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (C) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any shares of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (A), (B) and (C), together with the shares of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (D) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(d)	There are no outstanding or authorized share appreciation rights, phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, any of the Company’s Subsidiaries.

4.	Corporate Authority; Approval and Fairness.

(a)	The Company has all requisite corporate power, authority and capacity to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Arrangement and the other transactions contemplated under this Agreement (collectively, the “Transactions”), subject only to the approval by the Board of Directors of the Company Circular and the Requisite ~~Shareholder~~Securityholder Approval for the Arrangement in the manner required by the Interim Order and Laws and approval by the Court. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement or the consummation by the Company of the Transactions, subject only to the approval by the Board of Directors of the Company Circular and receipt of the Requisite ~~Shareholder~~Securityholder Approval at the Company Meeting. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)	At a meeting duly called and held prior to the execution and delivery of this Agreement, the Board of Directors adopted resolutions by the unanimous vote of all directors of the Company (A) authorizing and approving this Agreement, the Arrangement and the Transactions in accordance with the requirements of BCBCA, (B) determining that the terms of this Agreement, the Arrangement, the Transactions and the Consideration to be received by the Shareholders are fair to the holders of such Common Shares and that the Arrangement is in the best interests of the Company and (C) resolved to unanimously recommend that the Shareholders vote in favour of the Arrangement (“Company Recommendation”), and, as of the date hereof, none of the aforesaid actions by the Board of Directors have been amended, rescinded or modified.

(c)	The Board of Directors has received the oral Fairness Opinions, and the Fairness Opinions have not been withdrawn or modified as of the date hereof.

5.	Governmental Filings; No Violations.

(a)	Other than (A) the Interim Order and any approvals required by the Interim Order, (B) the Final Order, (C) the Regulatory Clearances; (D) compliance with all Applicable Securities Laws, including the rules and policies of the Exchanges and (E) except as, individually or in the aggregate, (x) would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and (y) would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, Permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement or the consummation by the Company of the Transactions.

(b)	The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions will not, constitute or result in (A) a breach or violation of, or a default (or an event which with notice or lapse of time or both would become a default) under, the Constating Documents of the Company or any of its Subsidiaries, (B) a breach or violation of, a termination or cancelation (or right of termination or cancelation) or a default (or an event which with notice or lapse of time or both would become a default) under, the creation or acceleration of any Liabilities under, or any change in the rights, benefits or obligations of any party under, any Contract or Permit to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets may be bound, (C) assuming compliance with the matters referred to in Section 5(a) of Schedule C and receipt of the Requisite ~~Shareholder~~Securityholder Approval at the Company Meeting, a violation of any Law or Order to which the Company, any of its Subsidiaries or any of their respective properties or assets may be subject, (D) the loss or impairment of, payment of any additional amounts with respect to or the consent of any other person being required in respect of, the Company’s or any of its Subsidiaries’ right to own or use any Company Intellectual Property or (E) the creation of a Lien on any of the assets or properties of the Company or any of its Subsidiaries.

6.	Company Reports; Financial Statements.

(a)	The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it under Applicable Securities Laws (the forms, statements, certifications, reports and documents filed or furnished and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply, in all material respects with

Applicable Securities Laws. As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. All of the Company Reports are publicly available on SEDAR or EDGAR. The Company has not filed any confidential material change report that at the date hereof remains confidential or any other confidential filings under any Applicable Securities Laws.

(b)	The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Exchanges and Applicable Securities Laws.

(c)	The Company is a “reporting issuer” under the Applicable Securities Laws of the provinces of British Columbia and Ontario, and is not in default of any Applicable Securities Laws of any such Canadian jurisdiction. None of the Company’s Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Applicable Securities Laws in any jurisdiction. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Securities Authorities seeking to revoke the reporting issuer status of the Company. The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the 1934 Act).

(d)	No delisting, suspension of trading in or cease trading order with respect to the Common Shares is pending or, to the knowledge of the Company, threatened.

(e)	The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) is effective in providing reasonable assurance that (A) the Company maintains records that in reasonable detail accurately and fairly reflect its transactions and dispositions of assets, (B) transactions are executed in accordance with management’s general or specific authorization, (C) transactions are recorded as necessary (I) to permit preparation of financial statements in conformity with GAAP, and (II) to maintain accountability for assets, (D) access to assets is permitted only in accordance with management’s general or specific authorization, and (E) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors (A) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Board of Directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to the Parent (x) a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2011 and (y) any material communication since January 1, 2011 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. For purposes of this Section 6(e), the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board Interim Standard AU 325 parts 2 and 3, as in effect on the date hereof. Since January 1, 2011, none of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters. The Company has made available to the Parent a summary of all complaints or concerns relating to other matters made since January 1, 2011 through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of Applicable Securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee of the Board of Directors (or other committee designated for the purpose) or the Board of Directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(f)	There is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(g)	The auditors of the Company are independent chartered accountants as required by Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(h)	Neither the Company nor any of its Subsidiaries is a party to, nor has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in its published financial statements or other Company Reports.

(i)	Each of the balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, the financial position of the Company and its Subsidiaries as of its date, and each of the statements of earnings and comprehensive income, changes in Shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents or, in the case of Company Reports filed after the date hereof, will fairly present, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case, in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(j)	Neither the Company nor any of its Subsidiaries has incurred any liabilities of the type required to be set forth on a balance sheet prepared in accordance with GAAP other than (A) liabilities reflected or otherwise reserved against in the Audited Balance Sheet, (B) liabilities incurred pursuant to this Agreement, and (C) liabilities incurred in the ordinary course of business since the date of the Audited Balance Sheet in amounts and of the type consistent with the ordinary course of business.

(k)	Each Option and RSU was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

7.	Absence of Certain Changes.

(a)	Since the date of the Audited Balance Sheet, other than in connection with the Transactions, the Company and its Subsidiaries have conducted their respective business only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of business.

(b)	Since the date of the Audited Balance Sheet, there has not occurred: (A) a Company Material Adverse Change; (B) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; or (C) any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 5.1 of this Agreement.

8.          Legal Proceedings. There is no action, claim, suit, litigation, arbitration, investigation or proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, public or private) by or before any Governmental Entity, arbitrator, mediator or other tribunal (collectively, “Proceedings”) pending or, to the knowledge of the Company, threatened, against the Company, any of its Subsidiaries or any of their respective properties or assets (other than disputes of a type as may arise from time to time in the Company’s ordinary course of business and which would not, individually or in the aggregate, be material to the Company or any of its Subsidiaries, taken as a whole). There is no material Order to which the Company, any of its Subsidiaries or any of their respective properties or assets is subject.

9.	Employee Benefits.

(a)	All benefit and compensation plans, Contracts, policies or arrangements covering current or former employees, current or former consultants or current or former directors of the Company and its Subsidiaries under which the Company or any of its Subsidiaries has (or may have) an obligation (contingent or otherwise), whether funded or unfunded, insured or self-insured, written or unwritten, including any such plan, Contract, policy or arrangement relating to retirement savings, pensions, superannuation, profit sharing, deferred compensation, bonuses, incentive compensation (whether cash-based or otherwise), share purchase, share appreciation rights, stock option or other equity compensation, life or accident insurance, workers compensation, hospitalization, health, medical or dental treatment or expenses, disability, employment insurance benefits, employee loans, vacation pay, personal/carer’s leave, severance or termination pay or benefits, retention, change in control, employment or other benefits (the “Benefit Plans”), are listed on Section 9(a) of the Company Disclosure Letter by jurisdiction.

(b)	The Company has furnished to the Purchaser true, correct, up-to-date and complete copies of all the Benefit Plans (or, where oral, written summaries of the material terms thereof) as amended as of the date hereof together with all related documentation including current and past documents in effect at any time (or, with respect to past documents relating to any Benefit Plan that is not intended to be qualified under Section 401(a) of the Code, past documents in effect at any time during the last three years) and all amendments thereto, including annuity contracts, trust agreements or other funding vehicles, investment management agreements, funding agreements, actuarial reports, funding and financial information returns and statements, the most recent report on Form 5500 filed with the U.S. Internal Revenue Service (“IRS”) with respect to each Benefit Plan in effect on the date hereof (where required by Law), current asset valuations, collective agreements, participation agreements, current summary plan descriptions (where required by Law), all professional opinions (whether or not internally prepared) with respect to each Benefit Plan, all material internal memoranda concerning the Benefit Plans, copies of material correspondence, including correspondence with Governmental Entities, trustees and collective bargaining agents, with respect to each Benefit Plan and plan summaries, employee booklets and personnel manuals. The booklets, brochures, summaries, descriptions and manuals prepared for, and circulated to, the current and former participants and their beneficiaries concerning each Benefit Plan, together with all written communications of a general nature provided to such current and former participants and their beneficiaries, accurately summarize the benefits provided under each such Benefit Plan referred to therein.

(c)	All Benefit Plans are, and have been, established, registered, qualified, administered, funded and invested in accordance with the terms of such Benefit Plans including the terms of the documents that support such Benefit Plans, any applicable collective agreement and all Laws and none of the Company, any of its Subsidiaries or agents or any fiduciary, has been in breach of any contractual or fiduciary obligation with respect to the administration of the Benefit Plans or the trusts or other funding media relating thereto. None of the Benefit Plans is intended to be qualified under Section 401(a) et seq. of the Code, nor have any advance tax rulings been sought or received in respect of any Benefit Plans (whether relating to Section 401(a) et seq. of the Code or any other Law).

(d)	None of the Benefit Plans is a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act or is required to be registered under the Pension Benefits Act (Ontario) or similar legislation of any other jurisdiction.

(e)	All contributions or premiums required to be made by the Company or a Subsidiary under the terms of each Benefit Plan, any collective bargaining agreement or by Law have been made in a timely fashion in accordance with Law and the terms of the Benefit Plans and any applicable collective bargaining agreement, no Taxes, penalties or fees are owing or exigible in respect of any of the Benefit Plans and neither the Company nor any Subsidiary has and as of the Effective Time will not have, any actual or potential unfunded Liabilities (other than Liabilities accruing after the Effective Time) with respect to any of the Benefit Plans. All liabilities of the Company and the Subsidiaries (whether accrued, absolute, contingent or otherwise) related to all Benefit Plans have been fully and accurately reflected in the Audited Balance Sheet.

(f)	None of the Benefit Plans provides benefits beyond retirement or other termination of service (including any continuation coverage benefits pursuant to any Law) to current or former employees or current or former directors or to the beneficiaries or dependants of such employees or directors.

(g)	Neither the Company nor any of its Subsidiaries has any plan or obligation to create any new Benefit Plan. No improvements to any Benefit Plan have been promised, and no amendments or improvements to any Benefit Plan will be made or promised by the Company prior to the Effective Time.

(h)	All data used to administer each Benefit Plan is true and correct.

(i)	No Benefit Plan, nor any related trust or other funding medium thereunder, is subject to any pending, threatened or anticipated Proceeding initiated by any Governmental Entity or by any other person (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such Proceeding.

(j)	None of the execution of this Agreement, the approval of the Plan of Arrangement by the Shareholders, or the consummation of the Transactions (either alone or in conjunction with any other additional or subsequent event, contingent or otherwise) will or may result in any payment (whether of severance pay or otherwise), acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, increase the amount payable or result in any other obligation pursuant to, any of the Benefit Plans or otherwise.

(k)	Neither the Company nor any other person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other Law, has sponsored, maintained, contributed to or been obligated to sponsor, maintain or contribute to, or has any actual or contingent liability or obligation under, (A) a “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, (B) a “multiemployer plan”, within the meaning of Section 4001(a)(3) of ERISA, or (C) any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan or is a plan described in Section 3(40) of ERISA or Section 413 of the Code.

(l)	No employee has received or could reasonably be expected to receive any payment or benefit from the Company or any of its Subsidiaries that (A) could reasonably be expected to be non-deductible pursuant to Section 162(m) of the Code or any other Law or (B) could reasonably be expected to result in the payment or receipt of an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. Neither the Company nor any of its Subsidiaries is obligated to provide a gross-up payment or other financial assistance to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) for any excise tax liability pursuant to Section 4999 of the Code.

(m)	Each Benefit Plan that is a non-qualified deferred compensation arrangement within the meaning of Section 409A of the Code (A) was, prior to January 1,

2009, operated and administered in a good faith to comply in all respects with the applicable requirements of Section 409A of the Code and the applicable IRS guidance thereunder and (B) for all periods on or after January 1, 2009, has been documented, operated and administered in full compliance with Section 409A of the Code and the applicable Treasury Regulations thereunder. The Company does not have any obligation to indemnify, hold harmless or provide any tax gross-up payment to any individual with respect to any penalty tax, interest payments or other liability such individual may incur under Section 409A of the Code.

(n)	Each Benefit Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable opinion or determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from U.S. federal income taxation under Section 501(a) of the Code, or has applied to the IRS for such favorable determination letter within the remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of such qualifications of any such Benefit Plan. Neither the Company nor any of its Subsidiaries has engaged in a transaction that could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Each Benefit Plan is being, and has been, administered substantially in accordance with its terms and complies in all material respects with and is being, and has been, administered substantially in material compliance with the requirements prescribed by any and all Laws.

10.	Legal and Regulatory Compliance.

(a)	The Company and each of its Subsidiaries, and their respective properties and assets, are and have been in compliance in all material respects with all Laws and Orders. Neither the Company nor any of its Subsidiaries (A) has received any written notice from any Governmental Entity alleging any violation or potential violation by the Company or any of its Subsidiaries of any Law or Order nor (B) has provided any written notice to any Governmental Entity regarding any violation or potential violation by the Company or any of its Subsidiaries of any Law or Order, and no such notice referred to in clauses (A) or (B) remains outstanding or unresolved as of the date of this Agreement. No investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened.

(b)	Each of the Company and its Subsidiaries has all Permits necessary to conduct its business as presently conducted, including all such Permits required by any applicable Governmental Entity (collectively, “Regulatory Authorities”) necessary to conduct its business as presently conducted or as conducted at the time of such activities, as applicable. All such Permits are valid and in full effect, and no suspension, revocation or termination of any such Permit is pending or, to the knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding (a) any violation or potential violation by the Company or any of its Subsidiaries of any Permits or the failure to have any required Permits, or (b) any suspension, revocation or termination of any Permits held by the Company or any of its Subsidiaries, and no such notice in either case remains outstanding or unresolved as of the date of this Agreement. The Company and each of its Subsidiaries has operated in compliance in all respects with Laws administered or enforced by any Regulatory Authority. There are no, and have not been any, inspection observations, notices, warning letters, untitled letters or similar documents that assert a lack of compliance by the Company or any of its Subsidiaries with any Laws or requirements of any Regulatory Authority.

(c)	None of the Company, any of its Subsidiaries nor, to the knowledge of the Company, any of their respective officers or current or former employees, has been convicted of any crime, and there are currently no investigations regarding any crimes pending or to the knowledge of the Company, threatened.

(d)	The Company has made available to the Parent complete and correct copies of each application or other filing including all related supplements, amendments, Permits, correspondence and annual reports made with any Regulatory Authority made on behalf of the Company or any of its Subsidiaries.

(e)	To the knowledge of the Company, there is no information that would reasonably be expected to prevent the acceptance or the subsequent approval of any filing, application or request for approval of the Product by a Regulatory Authority.

(f)	All applications, reports, documents, claims, Permits and notices required to be filed, maintained or furnished to any Regulatory Authority by the Company or any of its Subsidiaries, including, without limitation, with respect to Products, have been so filed, maintained or furnished (the “Applications”). All Applications: (A) have been made available to the Parent; and (B) were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) or issued. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent or distributor of the Company or its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to any Regulatory Authority, failed to disclose a material fact required to be disclosed to any Regulatory Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure or non-disclosure was made, would reasonably be expected to provide a basis for any Regulatory Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy or applicable non-US equivalent thereof.

(g)	To the knowledge of the Company, no facts exist that would give rise to any of the Products being recalled or the suspension, revocation or termination of use of any such Products.

11.	Data Privacy and Security.

(a)	The Company and its Subsidiaries (A) have operated their businesses in compliance with all Laws and Contracts relating to personal information, that regulate or limit the collection, maintenance, use, disclosure, processing or transmission of personal information made available to or collected by the Company or its Subsidiaries in connection with the operation of its business (the “Data Requirements”) and (B) have implemented all confidentiality, security and other protective measures required by the Data Requirements. Without limiting the foregoing, the Company and its Subsidiaries are and have at all times been in compliance with the privacy and security requirements of Personal Information Protection and Electronic Documents Act (Canada) and other applicable privacy Laws of any jurisdiction (collectively, “Privacy Laws”).

(b)	Neither the Company nor any of its Subsidiaries has experienced any breach, misappropriation, or unauthorized collection, use or disclosure of any personal information.

(c)	The Company has not been notified of and is not the subject of, any complaint, regulatory investigation or Proceeding related to data security or privacy.

12.	Unlawful Payments.

(a)	Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective managers, directors, officers, agents, employees or other persons acting on behalf of or in the name of the Company or any of its Subsidiaries has: (A) offered or used any corporate funds for any unlawful contribution, gift, entertainment or other expense relating to any political campaign or activity; (B) if and to the extent applicable, violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 or any other similar or equivalent Laws concerning bribing a foreign public official and the accuracy of books and records; or (C) with the corrupt intent to obtain or retain business, offered or given any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value to any person in violation of Law.

(b)	The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

13.	Material Contracts.

(a)	For purposes of this Agreement, a “Material Contract” means any Contract (or group of related Contracts) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound:

(i)	that is filed or required to be filed by the Company as a “material contract” under Applicable Securities Laws in Canada;

(ii)	that (A) purports to limit or otherwise restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any business or geographic area (or that, following the Arrangement, would by its terms apply such limits or other restrictions to the Parent or its Subsidiaries), (B) grants any exclusive rights, (C) contains a “most favored nation” or similar provision, (D) includes any “take or pay” or “requirements” obligation, (E) otherwise purports to prohibit or limit the right of the Company or any of its Subsidiaries to develop, license, sell or distribute any products or services or (F) that purports to limit or otherwise restrict the ability of the Company or its Subsidiaries to solicit for hire or to hire any person;

(iii)	(A) containing any standstill, or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another person, (B) containing a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, or otherwise acquire or transfer, as applicable, any equity interests of any person or assets that have a fair market value or purchase price of more than $250,000 or (C) relating to the acquisition or disposition of any business or any material assets other than in the ordinary course of business (whether by merger, sale of shares or assets or otherwise);

(iv)	that would prevent, materially delay or materially impede the Company’s ability to consummate the Transactions;

(v)	that is between the Company or any of its Subsidiaries and any of their respective directors, officers, affiliates or any person beneficially owning 5% or more of the outstanding Common Shares;

(vi)	that involves the payment or receipt by the Company or its Subsidiaries of royalties or other amounts in consideration for rights to practice any Intellectual Property of more than $250,000 in the aggregate;

(vii)	(A) for the furnishing of services or the sale of products which involves, or would reasonably be expected in the future to involve, consideration in excess of $250,000 in any 12 month period, (B) for the receipt of services by a third party which involves payment by the Company or any of its

Subsidiaries of consideration in excess of $250,000 in any 12 month period or which would reasonably be expected to involve payment by the Company or any of its Subsidiaries of consideration in excess of $250,000 in any future 12 month period during the term of such agreement or (C) that provides for future payment obligations by the Company or any of its Subsidiaries of $250,000 or more;

(viii)	under which any of the Company or any of its Subsidiaries is a lessee of, or holds or uses, any equipment, machinery, vehicle or other tangible personal property owned by a third person which requires future annual payments in excess of $250,000;

(ix)	pursuant to which the Company or any of its Subsidiaries has entered into a partnership, joint venture, collaboration or other similar arrangement with any person (other than intercompany agreements);

(x)	for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $250,000;

(xi)	pursuant to which the Company or any of its Subsidiaries agrees not to make use of any material right in any Intellectual Property owned by the Company or any of its Subsidiaries;

(xii)	pursuant to which the Company or any of its Subsidiaries has outstanding indebtedness, or provides a guarantee in a principal amount in excess of $250,000;

(xiii)	containing a settlement with respect to a Proceeding (whether commenced or threatened in writing) of any nature;

(xiv)	which requires future payments by the Company or any of its Subsidiaries in excess of $50,000 per annum containing “change of control” or similar provisions (whether or not such payments or benefits are contingent upon the occurrence of any other event);

(xv)	under which the Company or its Subsidiaries have received, or are entitled to receive, payment from any person for use in the research or development of any Product;

(xvi)	under which the Company is obligated to make future payments of over $50,000 for the research or development of any Product;

(xvii)	pursuant to which the Company, any of its Subsidiaries or any other party thereto has material continuing obligations, rights or interests relating to the research, development, distribution, supply, manufacture, marketing or co-promotion of, or collaboration with respect to any Product;

(xviii)	any Company Lease;

(xix)	any employment, contractor or consulting Contract with any Company employee with annual compensation in excess of Cdn.$100,000;

(xx)	any Contract that provides for any change of control, severance or termination pay or other compensation or benefits related to termination of employment or services to the Company or any of its Subsidiaries;

(xxi)	any collective bargaining agreement or other similar Contract with a union, works council, trade union or other labor relations entity;

(xxii)	any Contract with any current or former officer or director of the Company or any of its Subsidiaries that contains unfulfilled obligations; or

(xxiii)	any Contract of which the Company has knowledge to which any employee, consultant or independent contractor of the Company or a Subsidiary is bound that in any manner purports to (A) restrict such employee’s, consultant’s or independent contractor’s freedom to engage in any line of business or activity or to compete with any other person, or (B) assign to any other person such employee’s, consultant’s or independent contractor’s rights to any Intellectual Property that relate to the business of the Company and its Subsidiaries.

(b)	Section 13(b) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, and identifies each subsection of Section 13(a) that describes such Material Contract. The Company has delivered or made available to the Parent true, correct and complete copies of the Material Contracts, including all amendments, supplements and modifications thereto. Each of the Material Contracts is valid and binding on the Company or its applicable Subsidiary and, to the knowledge of the Company, each other party thereto and is in full force and effect. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party, is in breach of, or default under, in any material respect, any Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder in any material respect by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto. Neither the Company nor any of its Subsidiaries has received any written notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Material Contract.

14.	Properties and Assets.

(a)	Neither the Company nor any of its Subsidiaries owns, or has ever owned, any real property.

(b)	None of the Company Leases has been assigned by the Company or a Subsidiary in favour of any person. The current uses of each property subject to a Company Lease comply with Law. Except as disclosed in Section 14(b) of the Company Disclosure Letter, no consent is required nor is any notice required to be given under any Company Lease by any party thereto or any other person in connection with the completion of the Transactions in order to maintain all rights of the Company or a Subsidiary, as the case may be, under such Company Lease. The completion of the Transactions will not afford any party to any of the Company Leases or any other person the right to terminate any Company Lease nor will the completion of such transactions result in any additional or more onerous obligation on the Company or a Subsidiary, as the case may be, under any Company Lease.

(c)	The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are in good operating condition and repair, ordinary wear and tear excepted, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted or over the last twelve months prior to the date hereof, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens.

15.	Environmental Matters.

(a)	(A) To the knowledge of the Company, the Company and its Subsidiaries are in compliance with and have complied at all times with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with the terms of any consents, registrations, approvals, Permits or authorizations required to be obtained from any Governmental Entity under any Environmental Laws; (B) no property (including soils, groundwater, surface water, buildings or other structures) currently owned, leased or operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance in amounts or concentrations exceeding applicable governmental criteria or requiring reporting or remediation by, or as could reasonably be expected to result in Liability to, the Company or any of its Subsidiaries; (C) no property formerly owned, leased or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance from the operations or activities of the Company or any of its Subsidiaries during or prior to such period of ownership, lease or operation requiring reporting or remediation by, or as could reasonably be expected to result in Liability to, the Company or any of its Subsidiaries; (D) neither the Company nor any of its Subsidiaries has incurred any Liability, nor been alleged to be Liable, for any Hazardous Substance disposal or contamination on any third-party property, including any sites to which the Company or any of its Subsidiaries have or may have sent Hazardous Substances, now or in the past; (E) neither the Company nor any of its Subsidiaries has released any Hazardous Substance other than in compliance with Environmental Laws; (F) neither the Company nor any of its Subsidiaries is subject to any Order or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (G) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be expected to result in any Proceeding, Liability or investigation pursuant to any Environmental Law; and (H) neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral, notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is or was in violation of, or has or had Liability under, any Environmental Law.

(b)	The Company has delivered to the Parent copies of all environmental reports, studies, assessments, sampling data and other environmental reviews in its possession as of the date of this Agreement relating to the Company or any of its Subsidiaries or their respective current and former properties or operations.

16.	Taxes.

(a)	The Company and each of its Subsidiaries:

(i)	has prepared in good faith and has duly and timely filed (taking into account any extension of time within which to file) all income Tax Returns and other Tax Returns required to be filed by, with respect to, or on behalf of any of them with any Governmental Entity, and all such Tax Returns are true, correct and complete;

(ii)	has timely paid all Taxes, whether or not shown on any Tax Return, that are required to be paid by any of them at or prior to the date hereof;

(iii)	has timely deducted, withheld and remitted (or accounted for) to the proper Governmental Entities all Taxes required to have been deducted, withheld and remitted (or accounted for) by any of them in connection with amounts paid or owing to any person, including to any employee, creditor, person that is or is deemed to be a non-resident of Canada (for purposes of the Tax Act) or a non-resident with respect to any paying Subsidiary’s jurisdiction of residence or other third party, in compliance with all Laws related to Taxes; and

(iv)	has not waived any statute of limitations with respect to any material Taxes, agreed to any extension of time with respect to the assessment, reassessment or collection of a Tax.

(b)	There are not pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters, and there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be expected to result in any such audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(c)	In all material respects, the Company and its Subsidiaries have charged, collected and remitted on a timely basis all Taxes as required under Law on any sale, supply or delivery whatsoever, made by any of them.

(d)	No deficiencies have been asserted by any Governmental Entity with respect to Taxes of the Company or any of its Subsidiaries.

(e)	To the knowledge of the Company, the terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company or any Subsidiary and any person that is not dealing at arm’s length with the Company or such Subsidiary, as the case may be, do not differ from those that would have been made between persons dealing at arm’s length, and each of the Company and each Subsidiary has complied with the transfer pricing requirements of any Law.

(f)	Adequate provision has been made on the consolidated financial statements of the Company for all Taxes assessed and all Taxes owing by the Company or any Subsidiary that are not yet due and payable and relate to periods ending prior to the date hereof.

(g)	The Company has not, within the six months that precede the date of this Agreement, made any “investment”, as that term is defined for purposes of proposed section 212.3 of the Tax Act, in any corporation that is, or will be prior to the Effective Time, a “foreign affiliate” of the Company for purposes of the Tax Act.

17.	Labor and Employee Matters.

(a)	Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or similar labor organization. No employees of the Company or any of its Subsidiaries are represented by any labor union or similar labor organization with respect to their employment with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is the subject of any Proceeding that is pending, or, to the knowledge of the Company, threatened asserting that the Company or any of its Subsidiaries has committed an unfair or unlawful labor practice or seeking to compel it to bargain with any labor union or similar labor organization. There is no labor strike, dispute, slowdown, stoppage or lockout involving the Company or any of its Subsidiaries pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b)	Section 17(b) of the Company Disclosure Letter contains a complete and accurate list of all of the employees of the Company and its Subsidiaries and other persons who are receiving remuneration for work or services provided to the Company or any of its Subsidiaries who are not employees as of the date of this Agreement, and the position, status, length of service, location of employment, compensation (wage or salary, bonus, deferred compensation, commission or individual severance arrangements) and benefits of each employee and the terms on which each other person who is providing work or services to the Company or any of its Subsidiaries is engaged. Except as set out on Section 17(b) of the Company Disclosure Letter, no employee of the Company or any of its Subsidiaries is on a long-term disability leave of absence, receiving benefits pursuant to applicable workers compensation legislation, or otherwise an inactive employee.

(c)	Except as listed on Section 17(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any written contract in respect of any employee (A) with annual compensation in excess of Cdn.$100,000 or (B) which provides such employee with termination or severance entitlements in excess of those required by Law.

(d)	As of the date of this Agreement, to the knowledge of the Company, there is no current employee of the Company or any of its Subsidiaries above the level of Vice President, with an annual salary in excess of Cdn.$100,000, and/or who is a member of the clinical development team, who intends to terminate his or her employment.

(e)	To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, assignment of invention covenant, restrictive covenant or other obligation to (A) the Company or any of its Subsidiaries or (B) a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (ii) to the knowledge or use of trade secrets, confidential or proprietary information.

(f)	To the knowledge of the Company, all current and former officers and employees of the Company or any of its Subsidiaries who are or have been involved in the creation or development of Company Intellectual Property have executed and delivered to the Company an agreement providing for the protection of proprietary information and the assignment to the Company of such Intellectual Property. All current and former consultants and independent contractors to the Company or any of its Subsidiaries who are or have been involved in the creation or development of Company Intellectual Property have executed and delivered to the Company an agreement providing for the protection of proprietary information and the assignment to the Company of such Intellectual Property.

(g)	Neither the Company nor any of its Subsidiaries is a party to any Proceeding under any Law relating to their employees or former employees, nor is the Company aware of any factual or legal basis on which any such Proceeding might be commenced.

(h)	Neither the Company nor any of its Subsidiaries is or has been required to maintain an affirmative action plan.

(i)	To the knowledge of the Company, the Company and each of its Subsidiaries is and has been in compliance with all Laws respecting employment, employment practices, terms and conditions of employment, superannuation, worker classification, Tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and, in each case, with respect to employees of the Company or any of its Subsidiaries: (A) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, (B) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees of the Company or any of its Subsidiaries (other than routine payments to be made in the ordinary course of business) and (C) the Company and its Subsidiaries have not received notice of any complaint filed by any of the employees against the Company or its Subsidiaries claiming that the Company or any Subsidiary has violated employment or labour laws.

(j)	There are no unsatisfied judgments or awards against the Company or any of its Subsidiaries by any current or former employee or pending or threatened audit by any Governmental Entity related to any of the employment practices of the Company or any of its Subsidiaries.

(k)	To the knowledge of the Company, there is no pending or threatened or reasonably anticipated Proceeding against the Company or any of its Subsidiaries under any worker’s compensation policy or long-term disability policy or for claims of harassment or wrongful termination.

(l)	Neither the Company nor any of its Subsidiaries is party to a conciliation agreement, consent decree or other agreement or Order with any Governmental Entity with respect to employment practices.

(m)	The services provided by each employee of the Company or any of its Subsidiaries in any jurisdiction (other than Canada) is terminable at the will of the Company or any of its Subsidiaries and any such termination would result in no Liabilities to the Company.

(n)	To the knowledge of the Company, neither the Company nor any of its Subsidiaries has any Liabilities with respect to any misclassification of: (A) any person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages.

(o)	The Company and its Subsidiaries: (A) are in compliance with all Laws with respect to its independent contractors; and (B) have withheld, reported and paid all amounts required by Laws or by contract to be withheld, reported and paid with respect to any current or former independent contractors or directors.

18.	Intellectual Property.

(a)	Section 18(a) of the Company Disclosure Letter contains a complete and accurate list of all Company Registered IP. Section 18(a)(A) of the Company Disclosure Letter sets forth the jurisdictions in which such Company Registered IP has issued, or applications have been filed, the name of the owner, the application or registration number, the filing date, and as applicable the date of registration and the expiration date of such Intellectual Property. The Company is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all of the Company Registered IP, and all Company Registered IP is valid, subsisting and enforceable. No Company Registered IP is subject to any outstanding order, judgment or decree adversely affecting the Company’s or any of its Subsidiaries’ use thereof or rights thereto. The Company has provided to the Parent complete and accurate copies of all relevant applications, prosecution file histories for Patents within the Company Registered IP that are not publicly available.

(b)	All necessary registration, maintenance and renewal fees for the Company Registered IP have been paid and all necessary documents and certificates have been filed with the relevant Governmental Entity for the purpose of maintaining such Company Registered IP. Section 18(b) of the Company Disclosure Letter accurately identifies and describes each action, filing, and payment that must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain the Company Registered IP in full force and effect.

(c)	The Company or one of its Subsidiaries owns or has a valid right to use all Company Intellectual Property. Without limiting the foregoing: (A) all documents and instruments necessary to establish, perfect and maintain the rights of the Company and its Subsidiaries in any Company Intellectual Property have been validly executed, delivered, filed and/or recorded in a timely manner with the appropriate Governmental Entity, (B) all officers, employees and contractors (as applicable) of Company and its Subsidiaries are obligated to assign to Company or its Subsidiary, as applicable, all inventions and other Intellectual Property made in the performance of their duties to the Company or its Subsidiaries, and (C) to the knowledge of the Company, no officer or employee of the Company or any of its Subsidiaries is subject to any Contract with any other person that requires such officer or employee to assign any interest in inventions or other Intellectual Property to such other person.

(d)	To the knowledge of the Company, (A) neither the Company nor any of its Subsidiaries has infringed, misappropriated, or otherwise violated the Intellectual

Property of any third party; and (B) no person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries. There has been no claim asserted or threatened in writing directed to the Company (including in the form of written offers or invitations to obtain a patent license) that the Company or any of its Subsidiaries is infringing, misappropriating, or otherwise violating the Intellectual Property of any third party, and to the knowledge of the Company, there is no basis for any such claim.

(e)	None of the Company or any of its Subsidiaries is obligated to indemnify, defend, hold harmless any other person with respect to the infringement, misappropriation or other violation of any Intellectual Property.

(f)	Section 18(f) of the Company Disclosure Letter contains a complete and accurate list of all IP Contracts. Each of the IP Contracts is valid and binding on the Company or its Subsidiary and, to the knowledge of the Company, each other party thereto, and is in full force and effect. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party, is in breach of, or default under, any such IP Contracts, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder in any material respect by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto. Neither the Company nor any of its Subsidiaries has received any written notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any such IP Contract.

(g)	No Company Intellectual Property owned or exclusively licensed by the Company or any of its Subsidiaries is subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other disposition of a dispute.

(h)	The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of Trade Secrets that are owned by the Company or any of its Subsidiaries and such Trade Secrets have not been disclosed by the Company or any of its Subsidiaries to any person except pursuant to written nondisclosure agreements.

(i)	The consummation of the Transactions will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Company’s or any of its Subsidiaries’ right to own or use any of the Company Intellectual Property.

(j)	Neither the Company nor any of its Subsidiaries has received any written notice from any third party challenging or threatening to challenge the right, title or interest of the Company or its Subsidiaries in, to or under the Company Intellectual Property, or the validity, enforceability or claim construction, as applicable, of any Company Intellectual Property.

(k)	There is no IP Contract under which the Company or any of its Subsidiaries has granted a license under Company Intellectual Property to any person.

19.       Product Liabilities. None of the Company or any of its Subsidiaries has received any claim, and, to the knowledge of the Company, there are no incidents that could reasonably be expected to give rise to a claim for or based upon breach of product warranty, strict liability in tort, negligent manufacture of product, negligent provision of services or any product complaint, adverse event report or any other similar allegation of liability, including or resulting in product recalls and including or resulting in bodily injury or property damage, arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use) or sale of the Products or from the provision of services, and to the knowledge of the Company, there is no basis for any such claim.

20.       Insurance. All insurance policies maintained by the Company and each of its Subsidiaries are in full force and effect, all premiums due and payable thereon have been paid, and the Company and each of its Subsidiaries are otherwise in compliance with the terms and conditions of such policies. Section 20 of the Company Disclosure Letter (A) contains a complete and accurate list of all material insurance policies maintained by or on behalf of the Company and each of its Subsidiaries as of the date hereof, and (B) a complete and accurate list of any and all claims submitted by the Company or any of its subsidiaries under any such policies. Neither the Company nor any of its Subsidiaries has received any notice of cancellation, termination or non-renewal of any such policy or arrangement or any notice of material adjustment in the amount of the premiums payable with respect to any such policy, and there is no material claim pending under any of such policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters of such policies or arrangements. There are no self-insurance arrangements in effect as of the date hereof with respect to the Company or any of its Subsidiaries.

21.       Brokers and Finders. Except for Raymond James Ltd. (a true and correct copy of whose engagement letter has been furnished to the Parent prior to the date hereof), there is no investment banker, broker, finder or other person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who would be entitled to any fee or commission in connection with the Arrangement or the Transactions.

22.       Customers and Suppliers. Set forth in Section 22 of the Company Disclosure Letter is a complete and accurate list of the names of the top 20 customers (the “Company Customers”) and the top 20 suppliers (the “Company Suppliers”) of the Company and its Subsidiaries and the percentage of sales by ~~which~~ the Company and its Subsidiaries which each Company Customer represented, and the percentage of the purchases by the Company and its Subsidiaries which each Company Supplier represented, during the fiscal year ended December 31, 2016. Except as set forth in Section 22 of the Company Disclosure Letter, there exists no actual or threatened in writing, or to the knowledge of the Company otherwise threatened, termination, cancellation or limitation of, or any adverse change in, the business relationship of the Company or any of its Subsidiaries with any Company Customer or Company Supplier.

23.	Export Control and Import Laws.

(a)	The Company and each of its Subsidiaries have complied with all applicable United States Laws and regulations, as well as any applicable non-United States Laws and regulations regarding export and reexport controls or the examination or possession of controlled goods (“Export Controls”), including (A) the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations, and (B) the Export and Import Permits Act, Special Economic Measures Act, United Nations Act, Criminal Code, Freezing Assets of Corrupt Foreign Officials Act, Defence Production Act (including regulations under these various statutes) and other export control measures and trade and economic sanctions maintained or administered by Global Affairs Canada, and/or the Canada Border Services Agency, as well as the Nuclear Safety and Control Act administered by the Canadian Nuclear Safety Commission. Neither the Company nor any of its Subsidiaries has directly or indirectly sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by the Export Controls without obtaining prior authorization from the competent Governmental Entities as required by those Export Controls. The Company and its Subsidiaries are in material compliance with all import Laws (“Import Restrictions”), including (A) Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations, and (B) the Customs Act, Customs Tariff and the Special Import Measures Act (including regulations under these various statutes).

(b)	Section 23(b) of the Company Disclosure Letter accurately describes all of (A) the countries to which the goods, services, items, software, technology, or technical data of the Company or any of its Subsidiaries have been exported; and (B) the authority for the exports, including license number, license exception or no license required, for each good, service, item, software, technology, and technical data of the Company and its Subsidiaries. Any such exports were in compliance with the Laws and regulations of the country from which they were exported and all other Laws. No license is required under Export Controls to transfer any relevant goods, services, items, software, technology, or technical data from Company and its Subsidiaries to the Parent or its Subsidiaries.

(c)	None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any manager, director, officer, agent, distributor, employee or other person acting on behalf of or in the name of the Company or any of its Subsidiaries: (A) is, or is owned or controlled by, a person located in or subject to the sanctions administered by OFAC, including but not limited to the economic sanctions against Cuba, Iran, North Korea, Sudan or Syria; or (B) is included on any list of restricted entities, persons or organizations published by the government of the United States of America including the List of Specially Designated Nationals and Blocked Persons, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other Law.

(d)	None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any manager, director, officer, agent, distributor, employee or other person acting on behalf of or in the name of the Company or any of its Subsidiaries: (A) is, or is owned or controlled by, a person located in or subject to the sanctions or measures enacted pursuant to the Special Economic Measures Act, the United Nations Act, the Regulations Establishing a List of Entities (enacted pursuant to the Criminal Code), the Area Control List (enacted under the Export and Import Permits Act), and the Freezing Assets of Corrupt Foreign Officials Act; or (B) is included on any list of restricted entities, persons or organizations published by the government of Canada.

(e)	No Proceeding, claim, request for information, or subpoena is pending, or to the knowledge of the Company, threatened, concerning or relating to any export or import activity of the Company or any of its Subsidiaries. No voluntary self-disclosures have been filed by or for the Company or any of its Subsidiaries with respect to known or possible violations of any Export Controls or Import Restrictions.

(f)	Neither the Company nor any of its Subsidiaries has knowledge of any fact or circumstance that could result in any Liability for violation of any Export Controls or Import Restrictions.

(g)	Neither the Company nor any of its Subsidiaries has knowledge of any fact or circumstance that could result in any Liability for violation of the Defence Production Act, including the requirements of the Canadian Controlled Goods Program, or the requirements of the Contract Security Program (formerly called the Industrial Security Program).

(h)	The Company and its Subsidiaries, or where permitted by Law, its customs brokers and/or freight forwarders, have maintained all records required to be maintained in the Company’s and its Subsidiaries’ possession as required under the Export Controls and Import Restrictions.

24.	Related Party Transactions.

(a)	Except as set forth in the Company Reports, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any affiliate (including any officer or director, but not including any wholly owned Subsidiary of the Company) thereof or any shareholder that beneficially owns 5% or more of the Common Shares, on the other hand.

(b)	Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course of business as salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses in the ordinary course of business).

(c)	~~No~~Other than the Parent Parties, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

1.	Organization, Good Standing and Qualification. Each of the Parent and the Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not individually or in the aggregate with other such failures, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions (a “Parent Material Adverse Change”).

2.	Corporate Authority. Each of the Parent and the Purchaser has all requisite corporate power, authority and capacity to execute and deliver this Agreement, to perform their obligations under this Agreement and to consummate the Transactions. The execution and delivery by the Parent and the Purchaser of this Agreement, the performance by the Parent and the Purchaser of their obligations under this Agreement and the consummation by the Parent and the Purchaser of the Transactions have been duly authorized by the boards of directors of the Parent and the Purchaser and no other corporate proceedings on the part of the Parent or the Purchaser are necessary to authorize the execution and delivery by the Parent and the Purchaser of this Agreement, the performance by the Parent and the Purchaser of their obligations under this Agreement or the consummation by the Parent and the Purchaser of the Transactions. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding agreement of the Parent and the Purchaser enforceable against each of the Parent and the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.	Governmental Filings; No Violations.

(a)	Other than (A) the Interim Order and any approvals required by the Interim Order, (B) the Final Order, (C) the Regulatory Clearances, (D) compliance with any Applicable Securities Laws, including the rules and policies of the Exchanges and (E) except as, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Change, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, Permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery by the Parent and the Purchaser of this Agreement, the performance by the Parent and the Purchaser of their obligations under this Agreement or the consummation by the Parent and the Purchaser of the Transactions.

(b)	The execution and delivery of this Agreement by the Parent and the Purchaser do not, and the performance by the Parent and the Purchaser of its respective obligations under this Agreement and the consummation by the Parent and the Purchaser of the Transactions will not, constitute or result in (A) a breach or violation of, or a default (or an event which with notice or lapse of time or both would become a default) under, the certificate of incorporation or bylaws of the Parent or the Purchaser (or the comparable governing documents), (B) a breach or violation of, a termination or cancelation (or right of termination or cancelation) or a default (or an event which with notice or lapse of time or both would become a default) under, the creation or acceleration of any Liabilities under, or any change in the rights, benefits or obligations of any party under, any Contract or Permit to which the Parent or any of its Subsidiaries is a party or by which the Parent, any of its Subsidiaries or any of their respective properties or assets may be bound, (C) assuming compliance with the matters referred to in Section 3(a) of Schedule D and receipt of the Requisite ~~Shareholder~~Securityholder Approval at the Company Meeting, a violation of any Law or Order to which the Parent, any of its Subsidiaries or any of their respective properties or assets may be subject or (D) the creation of a Lien on any of the assets or properties of the Parent or any of its Subsidiaries, except, in the case of clause (B) or (D) above, for any such breach, violation, termination, default, creation, acceleration, change, loss, impairment or payment that, individually or in the aggregate, would not reasonably be expected to, result in a Parent Material Adverse Change.

4.	Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending or, to the knowledge of the Parent, threatened against the Parent or the Purchaser that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the Transactions, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Change.

5.	Funds Available. The Parent will have at the Effective Time sufficient funds or have made adequate arrangements to ensure that the required funds are available to effect payment in full of the Consideration for all the Common Shares acquired pursuant to the Transactions.

6.	Investment Canada Act. The Parent is a WTO investor within the meaning of the Investment Canada Act.

7.	Securityholdings. ~~The Parent does not hold or have~~Except for the 1,027,170 Common Shares beneficially by the Parent Parties, none of the Parent Parties, the Parent or the Purchaser holds or has any interest, directly or indirectly, in any securities of the Company or any agreement to acquire, vote or have any interest in securities of the Company.

~~SCHEDULE E~~

~~PROCEDURES FOR REQUESTING CONSENT OF THE PARENT UNDER SECTION~~

~~5.1(1)~~

~~If the Company desires to take an action which, without the prior written consent of the Parent, would be prohibited pursuant to Section 5.1, prior to taking such action the Company must request such written consent by sending an email addressed the below individual, and may not take such action until such consent has been received in writing from that individual; provided, however, that in the event the Company does not receive a response from that individual within five business days of such email request (or, in any event, does not receive a response from that individual either granting or denying such consent request within ten business days of such email request), the Company shall be permitted to take such action, the lack of response being deemed to be consent by the Parent for such action: The Parent may up-date the contact information in the manner set out in the Agreement for notices delivered.~~

~~Nuo Xu~~

~~Email address: nuo.xu@hytera.com~~